Exhibit 99.2

COMBINED FINANCIAL STATEMENTS

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

As of March 31, 2018 and 2017 and for the

Fiscal Year Ended March 31, 2018

With Report of the Independent Auditors

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Combined Financial Statements

As of March 31, 2018 and 2017 and for the Fiscal Year Ended March 31, 2018

Contents

Report of Independent Auditors	1

Combined Balance Sheets	3
Combined Statement of Operations and Comprehensive Loss	4
Combined Statement of Equity (Deficit)	5
Combined Statement of Cash Flows	6
Notes to Combined Financial Statements	7

Report of Independent Auditors

To Management and the Board of Directors of

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

We have audited the accompanying combined financial statements of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd. and their subsidiaries (collectively the “Company,” a debtor-in-possession), which comprise the combined balance sheets as of March 31, 2018 and March 31, 2017, and the related combined statements of operations and comprehensive loss, equity and cash flows for the year ended March 31, 2018.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd. and their subsidiaries as of March 31, 2018 and March 31, 2017, and the results of their operations and their cash flows for the year ended March 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the combined financial statements, on March 29, 2017, Toshiba Nuclear Energy Holdings (UK) Ltd., Westinghouse Electric Company LLC (a subsidiary of Toshiba Nuclear Energy Holdings (US), Inc.) and other subsidiaries of Toshiba Nuclear Energy Holdings (US), Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, and have stated that substantial doubt exists about the Company’s ability to continue as a going concern.  Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.  The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 15, 2018

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Combined Balance Sheets

	March 31
	2018	2017
	(In Thousands)
Assets
Current assets:
Cash and cash equivalents	$845,424	$681,569
Receivables, net of allowance for doubtful accounts of $3,130 and $9,085	483,597	502,609
Related-party receivables	12,844	17,557
Inventories, net	485,275	608,377
Costs and estimated earnings in excess of billings on uncompleted contracts	517,314	406,403
Amounts earned in excess of billings	39,605	32,914
Assets held for sale	203,124	—
Other current assets	405,016	213,827
Total current assets	2,992,199	2,463,256

Noncurrent assets:
Property, plant and equipment, net	748,543	834,610
Other intangible assets, net	969,310	1,055,269
Uranium assets	417,271	485,493
Deferred income tax assets	36,613	9,983
Investment in unconsolidated subsidiaries	6,891	18,619
Other noncurrent assets	123,865	119,396
Total noncurrent assets	2,302,493	2,523,370
Total assets	$5,294,692	$4,986,626

Liabilities and equity
Current liabilities:
Accounts payable	$325,025	$150,691
Related-party payables	1,512	668,601
Billings in excess of costs and estimated earnings on uncompleted contracts	138,484	71,173
Amounts billed in excess of revenue	270,646	247,567
Debtor-in possession loan	600,000	350,000
Liabilities held for sale	269,712	—
Other current liabilities	481,803	219,809
Total current liabilities	2,087,182	1,707,841

Noncurrent liabilities:
Reserves for decommissioning matters	30,897	46,643
Benefit obligations	121,969	145,162
Deferred income tax liabilities	67,615	125,139
Notes due to related party	—	30,590
Other noncurrent liabilities	150,237	200,626
Liabilities subject to compromise	9,103,420	8,694,395
Total noncurrent liabilities	9,474,138	9,242,555

Equity (deficit):
TNEH-US and TNEH-UK stockholders’ deficit	(6,243,418)	(6,028,199)
Noncontrolling interests	(23,210)	64,429
Total equity (deficit)	(6,266,628)	(5,963,770)
Total liabilities and equity (deficit)	$5,294,692	$4,986,626

See notes to combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Combined Statement of Operations and Comprehensive Loss

Year Ended March 31
2018
(In Thousands)

Net revenues	$3,644,517
Cost of goods sold	2,809,385
Gross profit	835,132

Marketing, administrative and general expenses	605,717
Amortization of intangibles	71,402
Impairment of goodwill	37,693
Income from operations	120,320

Interest and other (expense) income:
Interest income	8,746
Interest expense	(92,041)
Loss on foreign currency transactions, net	(59,710)
Other expense, net	(240,589)
Total interest and other (expense) income	(383,594)

Loss before reorganization items and income taxes	(263,274)
Reorganization items, net	(213,211)
Loss before income taxes	(476,485)

Income tax provision (benefit)	(63,692)
Combined net loss	(412,793)
Less net loss attributable to noncontrolling interests	(109,561)
Net loss attributable to TNEH-US and TNEH-UK	$(303,232)

Combined net loss	$(412,793)
Other comprehensive income, net of tax:
Unrealized gain on derivatives	325
Change in unrecognized losses and prior service cost related to pension and other postretirement benefit plans	(6,419)
Unrealized foreign currency gain on translation adjustment	96,008
Other comprehensive income, net of tax	89,914
Comprehensive loss	(322,879)
Less comprehensive loss attributable to noncontrolling interests	(107,660)
Comprehensive loss attributable to TNEH-US and TNEH-UK	$(215,219)

See notes to combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Combined Statement of Equity (Deficit)

			Accumulated	TNEH-US and
	Capital Stock of	Retained	Other	TNEH-UK
	TNEH-US and	Earnings	Comprehensive	Stockholders’	Noncontrolling	Total
	TNEH-UK	(Deficit)	Income (Loss)	Equity (Deficit)	Interests	Equity (Deficit)
	(In Thousands)

Balance at March 31, 2017	$5,400,000	$(10,358,278)	$(1,069,921)	$(6,028,199)	$64,429	$(5,963,770)
Comprehensive (loss) income:
Net loss attributable to controlling and noncontrolling interests	—	(303,232)	—	(303,232)	(109,561)	(412,793)
Unrealized gain on derivatives, net of tax effect of $424	—	—	325	325	—	325
Change in unrecognized losses and prior service cost related to pension and other postretirement benefit plans, net of tax effect of $(3,959)	—	—	(6,419)	(6,419)	—	(6,419)
Unrealized foreign currency gain on translation adjustment	—	—	94,107	94,107	1,901	96,008
Total comprehensive (loss) income	—	(303,232)	88,013	(215,219)	(107,660)	(322,879)
Deconsolidation of subsidiary	—	—	—	—	20,206	20,206
Dividends	—	—	—	—	(193)	(193)
Other	—	—	—	—	8	8
Balance at March 31, 2018	$5,400,000	$(10,661,510)	$(981,908)	$(6,243,418)	$(23,210)	$(6,266,628)

See notes to combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Combined Statement of Cash Flows

Year Ended March 31
2018
(In Thousands)
Operating activities
Combined net loss	$(412,793)
Adjustments to reconcile combined net loss to net cash used in operating activities:
Depreciation and amortization	202,842
NFI held for sale impairment charge	214,134
Gain on settlement of preexisting relationship	(106,978)
Impairment of goodwill	37,693
Deferred income taxes	(85,300)
Loss on disposal of property, plant and equipment	8,014
Loss on foreign currency transactions, net	59,710
Equity in losses of unconsolidated subsidiaries	7,810
Pension and OPEB expense	9,758
Other	589
Changes in:
Receivables	34,508
Inventories, net	27,487
Costs and estimated earnings in excess of billings on uncompleted contracts	(109,503)
Amounts earned in excess of billings	(6,134)
Other current assets	(231,459)
Other noncurrent assets	16,562
Accounts payable and other current liabilities	311,817
Billings in excess of costs and estimated earnings on uncompleted contracts	243,910
Amounts billed in excess of revenue	8,269
Noncurrent liabilities	(269,904)
Net cash used in operating activities	(38,968)

Investing activities
Purchases of property, plant and equipment	(106,811)
Proceeds from sale of property, plant and equipment	17,942
Acquisitions of business, net of cash acquired	12,415
Other investing activities	(310)
Net cash used in investing activities	(76,764)

Financing activities
Proceeds from DIP financing	450,000
Repayment on DIP financing	(200,000)
Other financing activities	(1,428)
Net cash provided by financing activities	248,572

Effect of foreign currency translation	56,814
Net increase in cash and cash equivalents	189,654
Less cash included in assets held for sale	(25,799)
Cash and cash equivalents, beginning of year	681,569
Cash and cash equivalents, end of year	$845,424

Supplemental disclosures of cash flow information
Cash paid for interest	$87,395
Cash paid for income taxes	$14,103

See notes to combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements

As of March 31, 2018 and 2017 and for the Fiscal Year Ended March 31, 2018

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies

Description of Business

The accompanying combined financial statements include the accounts of the holding companies Toshiba Nuclear Energy Holdings (US), Inc. (TNEH-US) and subsidiaries and Toshiba Nuclear Energy Holdings (UK) Ltd. (TNEH-UK) and subsidiaries (collectively, the Company). The Company operates as Westinghouse, serving the domestic and international nuclear electric power industry by supplying advanced nuclear plant designs and equipment, fuel and a wide range of other products and services to the owners and operators of commercial nuclear power plants.

At March 31, 2017, Toshiba Corporation (Toshiba) had an 87% controlling ownership in the Company. The remaining ownership was held by the National Atomic Company Kazatomprom (Kazatomprom), 10%, and IHI Corporation (IHI), 3%. On February 15, 2017, IHI notified Toshiba that it exercised its put option for the sale of all the shares it holds in the Company. Sale of the shares to Toshiba occurred on May 17, 2017. On October 2, 2017, Kazatomprom exercised its put option and sold its shares in the Company to Toshiba in January 2018. As of March 31, 2018, Toshiba owns 100% of the Company.

Basis of Financial Statement Presentation

TNEH-US and TNEH-UK are under common ownership and management, and therefore, their accounts have been combined. The Company operates on a fiscal year ended March 31st.

The accompanying combined financial statements include the assets and liabilities of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and entities for which it has been determined to be the primary beneficiary as of March 31, 2018 and 2017, and the results of operations for the fiscal year ended March 31, 2018. Noncontrolling interest amounts relating to the Company’s less-than-wholly owned consolidated subsidiaries are included within net loss attributable to noncontrolling interests in the combined statement of operations and comprehensive loss and within noncontrolling interests in the accompanying combined balance sheets. Investments in entities in which the Company has the ability to exercise significant influence but does not exercise control are accounted for using the equity method and are included in Investment in unconsolidated subsidiaries in the accompanying combined balance sheets. Unless otherwise indicated, all dollar amounts in these combined financial statements and notes thereto are presented in thousands. All significant intercompany transactions and balances have been eliminated in combination.

On March 29, 2017 (the Petition Date), TNEH-UK, Westinghouse Electric Company LLC (a subsidiary of TNEH-US), and other indirect subsidiaries of TNEH-US (collectively, the Debtors) filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York in New York City (Bankruptcy Court). The bankruptcy will allow the Company to undertake a strategic restructuring to address the financial challenges arising from construction obligations of the Vogtle and V.C. Summer AP1000 projects. Refer to Note 4 for further discussion of the U.S. AP1000 projects.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

On January 29, 2018, the Company filed a joint chapter 11 plan of reorganization (the Plan) and related disclosure statement with the Bankruptcy Court. The Plan and disclosure statement were subsequently amended and/or modified. On February 22, 2018, the Bankruptcy Court approved the disclosure statement. On March 27, 2018, the Bankruptcy Court entered into an order confirming the Plan pursuant to which, upon consummation of the Plan, the Company would emerge from bankruptcy, and Brookfield Business Partners L.P. together with institutional partners (collectively, Brookfield) would acquire the Company, subject to receiving regulatory approval and satisfying other closing conditions.

On January 12, 2018, TSB Nuclear Energy Services Inc. (TNESI), TNEH-UK and Brookfield WEC Holdings LLC entered into a plan funding agreement. As contemplated in the Plan, Brookfield will provide funding, which will be used to pay the Company’s creditors, in exchange for acquiring (i) all of the newly issued shares in TNESI upon emergence from the bankruptcy cases and (ii) all of the shares of Westinghouse Electric UK Holdings Limited (WECHOL) from TNEH-UK. For further discussion of the bankruptcy, refer to Note 2.

Bankruptcy Accounting

During the pendency of the Chapter 11 proceedings, the Debtors have operated their businesses as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the U.S. Bankruptcy Code.

The accompanying combined financial statements reflect the application of ASC 852, “Reorganizations.” ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in reorganization items, net on the Company’s combined statement of operations and comprehensive loss. In addition, prepetition unsecured and under-secured obligations that may be impacted by the bankruptcy reorganization process have been classified as liabilities subject to compromise on the Company’s accompanying combined balance sheets at March 31, 2018 and 2017. These liabilities are reported at the amounts expected to be addressed in the Chapter 11 proceedings, although they may be settled for less.

The accompanying combined financial statements do not purport to reflect or provide for the consequences of the Chapter 11 proceedings. In particular, the combined financial statements do not purport to show: (i) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities; (ii) the amount of prepetition liabilities that may be allowed for claims or contingencies, or the status and priority thereof; (iii) the effect on stockholders’ (deficit) equity accounts of any changes that may be made to the Company’s capitalization; or (iv) the effect on operations of any changes that may be made to the Company’s business. While operating as debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code, the Company may sell or otherwise dispose of or liquidate assets or settle liabilities in amounts other than those reflected on its combined financial statements, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business. Further, implementation of the Plan could materially change the amounts and classifications on the Company’s combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

Going Concern

The accompanying combined financial statements have been prepared assuming the Company will continue as a going concern. Given risks involved with respect to the Chapter 11 proceedings, there is no assurance that the Company will emerge from bankruptcy proceedings as a going concern, and the realization of assets and satisfaction of liabilities, without substantial adjustments and/or changes in ownership, are also subject to uncertainty. As a result of these uncertainties, management has concluded that there is substantial doubt regarding the Company’s ability to continue as a going concern within one year after the date the accompanying combined financial statements are issued. The Company’s ability to continue as a going concern is contingent upon the Company’s ability to comply with debtor-in-possession financing covenants, successfully implement its reorganization plan, and obtain exit financing, among other factors.

Significant Accounting Policies

Use of estimates — Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition — The Company’s products are generally sold based upon purchase orders or contracts with customers that do not include right of return provisions or other significant post-delivery obligations, beyond warranty obligations.

Revenue is recognized from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, and collectability is reasonably assured. Revenue from contracts to provide construction, engineering, design or other services is reported on the percentage-of-completion method of accounting. In almost all instances, the Company bases its estimate of the degree of completion of the contract by reviewing the relationship of costs incurred to date to the expected total costs that will be incurred on the project. In the case of modifications to the contract, revenue is recognized when the change order has been agreed to by the customer and approval is probable, but generally no margin is recognized until a final executed change order is obtained.

Estimated contract earnings are reviewed and revised periodically as the work progresses, and the cumulative effect of any change in estimate is recognized in the period in which the change is identified. Estimated losses are charged against earnings in the period such losses are identified. The Company recognizes revenue, but not profit, arising from contract claims either as income or as an offset against a potential loss only when the amount of the claim can be estimated reliably, realization is probable and there is a legal basis of the claim. Revenue is recorded only to the extent that costs associated with claims or unapproved change orders have been incurred. See Note 24 for additional information on claims and change orders.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

Revenue for sales of multiple deliverables (which could be different combinations of the Company’s products and services in one or a series of related contracts) is recognized based on the relative selling price of the deliverables. Relative selling price is generally determined based on sales of similar products and services in standalone contracts.

Uncertainties inherent in the performance of contracts include labor availability and productivity, material costs, change orders for scope and pricing, and customer acceptance issues. The reliability of these cost estimates is critical to the Company’s revenue recognition as a significant change in the estimates can cause the Company’s revenue and related margins to change significantly from the amounts estimated in the early stages of a project.

Costs and estimated earnings in excess of billings on uncompleted contracts (an asset) represent costs and estimated profit thereon in excess of related contract billings on contracts that are accounted for under the percentage-of-completion method and in progress at the balance sheet date. Billings in excess of costs and estimated earnings on uncompleted contracts (a liability) represent billings on contracts in excess of related contract costs and estimated profit thereon at the balance sheet date. Billings are generally based on the invoicing terms for contracts accounted for under the percentage-of-completion method and may have no direct relationship to the actual costs incurred at a given point in time.

Under certain contracts to supply nuclear fuel to operating plants, the Company may receive advanced payments ahead of shipments or it may ship and defer billing for a short period of time. Revenue is generally recognized when the product is shipped and risk of loss is transferred to the customer for these contracts. Billings prior to revenue recognition for these contracts are reported as amounts billed in excess of revenue in the accompanying combined balance sheets. Deferred billings after product has shipped are reported as amounts earned in excess of billings in the accompanying combined balance sheets.

Shipping and handling costs — The Company expenses shipping and handling costs as incurred. These costs are included in cost of goods sold.

Research and development expenditures — Research and development expenditures on projects not specifically recoverable directly from customers are charged to operations in the year in which incurred. The Company recorded research and development costs, which are included in marketing, administrative and general expenses in the accompanying combined statement of operations and comprehensive loss, of $57,740 for the fiscal year ended March 31, 2018.

Environmental cost — Environmental expenditures that do not extend the service lives of assets or otherwise benefit future years are expensed. Environmental expenditures related to operations that generate current or future revenues are expensed or capitalized, as appropriate. The Company records liabilities when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such estimates are adjusted, if necessary, as new remediation requirements are defined or as additional information becomes available.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

Income taxes — TNEH-US and its U.S.-based subsidiaries file a consolidated federal income tax return. The Company files other state and foreign jurisdictional returns as required. Deferred income taxes have been provided for temporary differences between the financial reporting basis and tax carrying amounts of assets and liabilities. These differences create taxable or tax deductible amounts in future periods. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized. Interest and penalties on uncertain tax positions are recorded in income tax expense. See Note 16 for additional information.

Translation of foreign currencies — In general, the local currencies of the Company’s foreign operations have been determined to be their functional currencies. Assets and liabilities of foreign operations are translated into U.S. dollars at exchange rates at the balance sheet date. Translation adjustments resulting from fluctuations in exchange rates are included as a separate component of accumulated other comprehensive income (AOCI). Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the period. Gains and losses arising from transactions denominated in currencies other than the functional currency are included in the results of operations of the period in which they occur. Deferred taxes are not provided on translation gains and losses because the Company expects earnings of all foreign operations to be permanently reinvested.

Cash and cash equivalents — For the purposes of the accompanying combined financial statements, all highly liquid debt instruments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents may at times exceed federally insured amounts for U.S. bank accounts.

Receivables — Credit is regularly extended to customers for purchases made in the ordinary course of business based upon the Company’s assessment of creditworthiness. An allowance for doubtful accounts is provided for those accounts for which collection is estimated as doubtful; uncollectible accounts are written off and charged against the allowance. Increases in the allowance are charged to marketing, administrative and general expenses in the accompanying combined statement of operations and comprehensive loss. Accounts are judged to be delinquent principally based on contractual terms. In estimating the allowance, management considers, among other things, how recently and how frequently payments have been received and the financial position of the customer.

Inventories — Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out (FIFO) or average cost method depending on the nature of the inventory. Inventories are reported net of any related reserves. The elements of cost included in inventories are direct labor, direct material and certain overhead, including depreciation.

Uranium assets — Uranium, held in various forms, is used in the nuclear fuel fabrication operations of the business. The Company maintains uranium working stock in order to ensure efficient manufacturing processes. The Company classifies all uranium working stock as a noncurrent asset, and the majority of this is denominated in United States dollars. The Company also holds an amount of surplus uranium inventory, for which it periodically enters into transactions to sell uranium when appropriate opportunities arise. Such sales depend on many factors, including market price conditions, availability of willing purchasers and projected internal needs for uranium. Surplus uranium inventory is stated at the lower of cost or net realizable value and included in inventories. See Note 11 for additional information.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

Property, plant and equipment — Additions and improvements to property, plant and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Construction in progress is recorded at cost and is not depreciated until placed in service. Leasehold improvements are depreciated over the shorter of the remaining expected lease term or the estimated useful lives of the assets. The estimated lives used for depreciation purposes are as follows:

Buildings and improvements	15 to 45 years

Machinery and equipment	3 to 20 years

Computer software	3 to 10 years

Assets held under capital leases are capitalized and depreciated over their useful lives. Interest expense related to the capital lease obligations is charged to earnings over the period of the lease. Rentals under operating leases are charged on a straight-line basis over the lease term, although the payments may not be made on such a basis.

Costs of improvements and renewals are capitalized, while costs of normal maintenance and repairs are charged to expense as incurred. When property, plant and equipment are sold or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved and any resulting gain or loss is reflected in earnings.

Asset retirement obligations are recognized for decommissioning and other legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the estimated useful life of the asset. See Note 14 for additional information.

Goodwill and other intangible assets — Goodwill consists of the cost in excess of the fair value of the identifiable net assets of entities acquired in business combinations. Goodwill is not amortized but is tested annually for impairment, with more frequent tests required if indications of impairment exist. The Company conducts its tests of goodwill impairment on an annual basis on January 1st and on an interim basis as necessary.

Goodwill is evaluated using a one-step process: the fair value of the reporting units are estimated and compared to their respective carrying amounts. If the carrying amount exceeds the fair value, the goodwill of the reporting unit is determined be impaired. The amount of the impairment is the lesser of total goodwill for the reporting unit or the amount by which carrying value exceeds fair value for the reporting unit. If the fair value of the reporting unit exceeds the carrying value, the goodwill of the reporting report is determined to not be impaired.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

The Company determines the fair values of its reporting units using a weighting of fair values derived most significantly from the income approach and, to a lesser extent, the market approach. The weighting depends on the level of comparability of publicly traded companies to the reporting unit. Under the income approach, the Company estimates the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management’s estimates of revenue growth rates, operating margins and general and administrative expenses, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the business’ ability to generate the projected cash flows. Under the market approach, the Company estimates fair value based on market multiples of revenue and earnings derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit.

Indefinite-lived intangible assets, consisting of the Westinghouse trade name, are also evaluated for impairment on an annual basis on January 1st and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired. See Note 10 for the results of these impairment tests.

The trade name is valued using the relief-from-royalty method, estimating the amount of royalty income that would be generated if the assets were licensed in an arm’s-length transaction to a third party. An impairment loss is recognized when the estimated fair value of the indefinite-lived intangible asset is less than its carrying value.

Other intangible assets with definite lives are recorded at fair market value at the time of acquisition and are amortized over their estimated useful lives. The method of amortization reflects the expected realization pattern of the economic benefits relevant to the intangible assets, or if the Company is unable to determine the expected realization pattern reliably, they are amortized using the straight-line method. See Note 10 for additional information about intangible assets.

Impairment of long-lived assets — The carrying values of long-lived assets, which include property, plant and equipment, uranium working stock and definite-lived intangible assets (developed technology, customer relationships, etc.), are evaluated whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. When factors indicate that an asset should be evaluated for possible impairment, the Company reviews long-lived assets to assess recoverability from future operations using undiscounted cash flows. If future undiscounted cash flows are less than the carrying value, an impairment is recognized to the extent that the carrying value exceeds fair value. With the exception of Nuclear Fuel Industries, Ltd. (NFI) assets classified as held for sale as discussed in Note 12, during the fiscal year ended March 31, 2018 there were no other triggering events that required long-lived assets to be evaluated for impairment.

Pensions and postretirement benefits — The Company provides postretirement benefits in the form of pensions, defined medical, dental and life insurance for eligible retirees and dependents for the benefit of the majority of employees.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

The contributions to each of the funded pension plans are based on independent actuarial valuations designed to secure or partially secure the benefits as defined by local country rules. The plans are funded by contributions from the Company, and for certain plans partly from the contributions of employees, to separately administered funds. Actuarially calculated costs are charged in the accompanying combined statement of operations and comprehensive loss so as to spread the cost of pensions over the employees’ working lives. The normal cost is attributed to years of employment using a projected unit credit method. Variations in projected net pension liability from the actuarial assumptions, which are identified as a result of actuarial valuations, are amortized over the average expected remaining working lives of employees. The disclosures for the Company’s pension plans are detailed in Note 15.

Derivative instruments — The Company has entered into derivative contracts to minimize the risk to cash flows from exposure to fluctuations in foreign exchange rates. The Company recognizes all derivatives as either assets or liabilities on the combined balance sheets at fair value. Derivative contracts entered into by the Company may be designated as either a hedge of a forecasted transaction or future cash flows (cash flow hedge) if certain conditions are met. For all hedge contracts, the Company prepares formal documentation of the hedge in accordance with ASC 815, “Derivatives and Hedging”. In addition, at inception and every three months, the Company formally assesses whether the hedge contract is highly effective in offsetting changes in cash flows or fair values of hedged items.

The Company documents hedging activity by transaction type and risk management strategy. The effective portion of the derivative instruments’ gains or losses due to change in fair value, associated with the cash flow hedges, are recorded as a component of AOCI and are reclassified into earnings when the hedged items settle. Any ineffective portion of a derivative instrument’s change in fair value is recognized in earnings immediately. Cash inflows and outflows related to derivative instruments are a component of operating cash flows in the accompanying combined statement of cash flows. Recognized gains or losses on hedged instruments are included in gain on foreign currency transactions, net in the accompanying combined statement of operations and comprehensive loss. A nonhedged derivative’s change in fair value is recognized in earnings. The Company does not enter into derivative instruments or hedging activities for speculative or trading purposes. See Note 6 for additional information.

Concentrations of credit and other risks — Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents and trade receivables. It is the Company’s practice to place its cash equivalents in high-quality securities with various investment institutions.

The Company has limited exposure to credit-related losses in the event of nonperformance by counterparties to derivative instruments. The Company enters into derivative instruments with a diverse group of financial institutions, which are selected based on their credit ratings, profitability, and a capacity for timely payment of financial commitments. Agreements with certain counterparties contain master netting arrangements that allow for offsetting of all contracts with a given counterparty in the event of bankruptcy or default. The Company continually monitors its positions and the credit ratings of its counterparties. Under these master netting agreements, net settlement generally permits the Company or the counterparty to determine the net amount payable for contracts due on the same date and in the same currency for similar types of derivative transactions. In these combined financial statements derivative transactions are presented on a gross basis.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

Approximately 5.1% of the Company’s workforce in the U.S. is union represented subject to collective bargaining agreements as of March 31, 2018. The individual unions may limit the Company’s flexibility in dealing with its workforce. Any work stoppage or instability within the workforce could delay the production or development of the Company’s products. This could strain relationships with customers and cause a loss of revenues, which would adversely affect the Company’s operations.

See Note 5 for additional information on concentrations.

Subsequent events — The Company has evaluated subsequent events through June 15, 2018, the date the financial statements were available to be issued. The Company has determined any subsequent events that would require disclosure in or adjustment to the accompanying combined financial statements have been properly recognized or disclosed.

Recently adopted accounting standards — The following new accounting standards have been adopted by the Company during the fiscal year ended March 31, 2018:

In July 2015, the FASB issued an ASU that simplifies the accounting for inventory and more closely aligns the measurement of inventory under U.S. GAAP with the measurement of inventory under IFRS. The ASU requires that inventory be measured at the lower of cost or net realizable value, and defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This ASU is effective for the Company beginning April 1, 2017. The adoption of this ASU did not have an impact on the Company’s combined financial statements.

In February 2015, the FASB issued an ASU on consolidation including accounting for variable interest entities. The ASU intends to improve financial reporting by clarifying and updating the requirements for when a company should consolidate an entity such as a variable interest entity. The ASU is expected to reduce the number of variable interest entities consolidated. This ASU is effective for the Company beginning April 1, 2017. The adoption of this ASU did not have an impact on the Company’s combined financial statements.

Recently issued accounting standards — The following new accounting standards have been issued, but have not yet been adopted by the Company, as of March 31, 2018:

In May 2014, the FASB issued an ASU on revenue recognition that clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. The ASU intends to provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, and provide more useful information to users of financial statements through improved disclosure requirements. In August 2015, and March, April, May and December 2016, the FASB issued additional ASUs on revenue recognition designed to clarify the requirements of the original revenue recognition ASU from May 2014. The Company is required to adopt this ASU on April 1, 2019 as a nonpublic entity. The new ASU is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company is currently evaluating which transition approach it will utilize and the impact this ASU will have on its combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

In February 2016, the FASB issued an ASU on leases with the goals of increasing transparency and comparability among organizations by recognizing operating lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU also intends to bring the accounting for leases under U.S. GAAP more consistent with the accounting for leases under IFRS. For nonpublic entities such as the Company, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

In August 2016, the FASB issued an ASU on the statement of cash flows with the goal of standardizing the treatment of certain items not otherwise addressed in GAAP. The ASU includes guidance on debt prepayment/extinguishment costs, settlement of zero-coupon debt, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and the application of the predominance principle. For nonpublic entities such as the Company, this ASU is effective for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

In November 2016, the FASB issued an additional ASU on the statement of cash flows designed to further standardize the treatment of certain items not otherwise addressed in GAAP. Specifically, the ASU clarifies the presentation and classification of restricted cash. This ASU is effective as of the same reporting period as the original statement of cash flows update. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

In March 2017, the FASB issued an ASU on retirement benefits, which changes the presentation of net periodic pension cost and net periodic postretirement benefit cost components. This update is effective for the Company for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements. See Note 15 for the Company’s components of net periodic pension cost and net periodic postretirement benefit cost.

In August 2017, the FASB issued an ASU on derivatives and hedging with the objective of improving the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. This update is effective for the Company for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

In February 2018, the FASB issued an ASU on comprehensive income, which allows a reclassification from AOCI to retained earnings for stranded tax effects resulting from tax reform. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the potential impact this ASU will have on its combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

1. Description of Business, Basis of Financial Statement Presentation, Bankruptcy Accounting, Going Concern and Significant Accounting Policies (continued)

All other issued but not yet effective accounting pronouncements are not expected to have a material impact on the Company’s combined financial statements.

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code

TNEH-UK, Westinghouse Electric Company LLC (a subsidiary of TNEH-US), and other indirect subsidiaries of TNEH-US filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York in New York City on March 29, 2017. The bankruptcy will allow the Company to undertake a strategic restructuring to address the financial challenges arising from construction obligations of the Vogtle and V.C. Summer AP1000 projects.

On March 31, 2017, the Company received interim approval of an $800,000 debtor-in-possession (DIP) financing arrangement with a third-party lender to help fund and protect its core businesses during its reorganization. The Company was authorized to borrow, and borrowed, $350,000 on the DIP financing arrangement as of March 31, 2017. The Company received final approval on May 26, 2017 to borrow, and borrowed, the remaining $450,000. Pursuant to an amendment dated March 29, 2018, the DIP financing arrangement was reduced to $600,000. The DIP financing will fund the Company’s core businesses of servicing and fueling nuclear power plants as the Company works to reorganize around these business units. Prior to the Petition Date, certain existing letters of credit were cash collateralized in full by Toshiba. The DIP financing will allow for new letters of credit to be issued. See Note 17 for additional information.

The Company’s affiliates in its Europe and Asia regions, other than TNEH-UK, are not debtors in the Chapter 11 filings. However, certain Europe and Asia legal entities historically participated in a cash pooling arrangement (cash pool) that enabled global management of liquidity. Subsequent to the Company’s filing of Chapter 11, these legal entities no longer had access to this common source of liquidity. The Company has the ability to lend cash (on-lending) to these legal entities through the DIP financing that was secured by the Debtors, subject to various limitations. This practice of on-lending cash to Europe and Asia entities from the DIP has ensured no disruption to the Europe and Asia operations as a result of the Chapter 11 filings.

On the Petition Date, the Debtors filed a number of motions with the Bankruptcy Court (First Day Motions) generally designed to enable the Debtors to transition into the Chapter 11 cases and minimize disruptions to their business operations. In particular, the First Day Motions sought authority from the Bankruptcy Court for the Debtors to: (i) continue its existing cash management system; (ii) pay certain prepetition wages, salaries and other compensation and benefits of employees; (iii) pay certain prepetition claims of vendors and other providers essential to the Debtors’ businesses; (iv) pay local, state, federal and foreign taxing authorities taxes that arose prior to the Petition Date; and (v) enter into the DIP financing arrangement discussed above. The Bankruptcy Court has entered orders approving the relief sought in these motions.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Pursuant to the U.S. Bankruptcy Code, the filing of bankruptcy petitions automatically stayed most actions against the Debtors, including actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property. Subject to certain exceptions, the filing of the petitions also automatically stayed the continuation of legal proceedings or the filing of other actions against or on behalf of the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date unless and until the Bankruptcy Court modifies or lifts the automatic stay as to any such claim.

The U.S. Trustee for the Southern District of New York appointed an official committee of unsecured creditors (the statutory unsecured claimholders’ committee or UCC) on April 7, 2017. On October 2, 2017 and December 19, 2017, the U.S. Trustee filed amended notices of appointment. The UCC represents all unsecured creditors of the Debtors and has a right to be heard on all matters that come before the Bankruptcy Court.

Business Plan

The Company has developed a business plan intended to provide for a competitive cost structure necessary to improve its financial position, provide long-term stability for its stakeholders, and support the successful operation of the Company’s core businesses. Important aspects of the Company’s emergence business strategy include: (i) a continued focus on safe, cost-disciplined operations; (ii) maximization of the most profitable elements of its asset base and potential divesture of non-strategic assets; (iii) strategic investment; and (iv) a reduction of overall fixed costs.

In order to successfully emerge from the bankruptcy proceedings, the Debtors must propose and obtain confirmation from the Bankruptcy Court of a plan of reorganization that satisfies the requirements of the U.S. Bankruptcy Code. On January 29, 2018, the Company filed the Plan and the Disclosure Statement with the Bankruptcy Court. The Company subsequently filed amendments to the Plan and Disclosure Statement. On March 27, 2018, the Bankruptcy Court entered into an order confirming the Plan pursuant to which the Company can emerge from bankruptcy, subject to receiving regulatory approval and satisfying other closing conditions.

Claims Process

The Debtors have filed with the Bankruptcy Court schedules and statements setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements may be subject to further amendment or modification after filing. Certain holders of pre-petition claims were required to file proofs of claim by the deadline for general claims of September 1, 2017 (the general bar date) and governmental claims of September 25, 2017 (the governmental bar date). Additional claims may be filed subsequently, if, for example, the Debtors reject executory contracts. Differences between amounts scheduled by the Debtors and claims by creditors will be investigated and resolved in connection with the claims resolution process. The Company has identified, and expects to continue to identify, many claims that it believes should be disallowed by the Bankruptcy Court. Filed claims may be disallowed if considered duplicative, without merit, later amended or superseded, overstated or for other reasons. Filed claims may also result in the recognition of additional liabilities. In light of the expected number of creditors, the claims resolution process may take considerable time to complete and will extend well past the bar dates. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Pursuant to the Plan and subject to the satisfaction or waiver of certain closing conditions:

•                  Brookfield will provide funding (the Purchase Price) for the Plan in the bankruptcy cases in exchange for acquiring, as provided in the Plan, (i) newly issued shares in TNESI upon emergence from the bankruptcy cases (such interests, constituting one-hundred percent (100%) of the issued and outstanding shares of the reorganized company) and (ii) all of the issued and outstanding shares in WECHOL from TNEH UK.

•                  The Purchase Price shall be an amount in cash equal to the sum of (a) $3,802,000 plus (b) the final acquired company cash, minus (c) the final acquired company debt, plus (d) the final working capital increase (if any), minus (e) the final working capital decrease (if any), plus (f) the final solvency tax adjustment (which can be a negative number), if any.

•                  A limited liability company (Wind Down Co) will be established for the benefit of holders of claims against the Debtors. Brookfield shall deliver the net plan investment proceeds to Wind Down Co and the excluded assets and excluded liabilities shall be transferred from the Debtors to Wind Down Co.

•                  Wind Down Co will have the responsibility to pay the allowed administrative expense claims, allowed professional fee claims, allowed priority tax claims and DIP claims in full.

•                  Other claims and interests will be treated as follows:

•                  Other Priority Claims (Class 1) - Each holder of an allowed Other Priority Claim shall receive, in full and final satisfaction of such claim, cash distributions in an amount equal to the allowed amount of such claim.

•                  Other Secured Claims (Class 2) - Each holder of an allowed Other Secured Claim shall, at the option of Wind Down Co or the reorganized Debtors (as applicable): (i) be paid the allowed amount of such Other Secured Claim in full in cash in full and final satisfaction of such claim, (ii) receive delivery of the collateral securing such allowed Other Secured Claim and payment of any interest required under the Bankruptcy Code, or (iii) have its allowed Other Secured Claim reinstated pursuant to the Bankruptcy Code.

•                  General Unsecured Claims (Class 3A) - Each holder of an allowed Class 3A General Unsecured Claim (other than holders of Cash Pool Claims) shall receive, in full and final satisfaction of such claim, cash distributions, in an amount equal to (as defined in the Plan) the lesser of (1) its pro rata share of $1,150,000, and (2) 100% of the amount of such allowed 3A General Unsecured Claim. In no event shall the holder of a Class 3A General Unsecured Claim receive distributions in excess of the allowed amount of such Claim, or in respect of postpetition interest.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

•                  General Unsecured Claims (Class 3B) — Each holder of an allowed Class 3B General Unsecured Claim shall receive its pro rata share of 100% of the membership interests in Wind Down Co, which pursuant to the provisions of the Plan, the plan oversight board by-laws and the Wind Down Co organizational documents, will be obligated to distribute available cash from time to time to its members. Certain allowed Class 3B General Unsecured Claims shall be deemed to be subordinated to all other allowed Class 3B General Unsecured Claims.

•                  Intercompany Claims (Class 4) - At the option of the Debtors, subject to the terms of the plan funding agreement, holders of allowed Intercompany Claims shall have such claims reinstated, settled, offset, cancelled, extinguished or eliminated, including by way of capital contribution.

•                  TNESI Claims (Class 5) - The holders of interests in TNESI shall not receive or retain any property or distributions under the Plan on account of such interests. Interests in TNESI shall be cancelled upon consummation of the Plan.

•                  TNEH-UK Interests (Class 6) - The holders of interests in TNEH-UK shall not receive or retain any property or distributions under the Plan on account of such interests. Interests in TNEH-UK shall be cancelled upon consummation of the Plan.

•                  Intercompany Interests (Class 7) - Each Intercompany Interest shall be reinstated upon consummation of the Plan.

Debtor Financial Statements

The following condensed combined financial statements represent the financial statements for the Debtors only. The Company’s Non-Debtor Subsidiaries are accounted for as non-consolidated subsidiaries in these financial statements and, as such, their net income is included in income from non-debtor entities in the condensed combined statement of operations, and their net assets are included as investments in non-debtor entities in the condensed combined balance sheets. The Debtors’ condensed combined financial statements have been prepared in accordance with the guidance in ASC 852.

Intercompany transactions between the Debtors have been eliminated in the condensed combined financial statements. Intercompany transactions between the Debtors and Non-Debtor Subsidiaries have not been eliminated in the Debtors’ condensed combined financial statements.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

The condensed combined balance sheets of the Debtors as of March 31, 2018 and 2017, and condensed combined statements of operations and cash flows for the fiscal year ended March 31, 2018 consist of the following:

Debtor Only Condensed Combined Balance Sheets

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$540,502	$531,438
Accounts receivables, net	237,331	303,866
Inventories, net	282,394	250,499
Costs and estimated earnings in excess of billings on uncompleted contracts	263,299	254,151
Amounts earned in excess of billings	34,655	26,010
Intercompany receivables from non-debtor subsidiaries	296,624	57,931
Other current assets	249,047	162,067
Total current assets	1,903,852	1,585,962

Noncurrent assets:
Property, plant and equipment, net	447,185	484,298
Other intangible assets, net	728,086	783,719
Deferred income tax assets	11,926	—
Loans receivable from non-debtor affiliates	817,911	700,041
Investment in non-debtor subsidiaries	395,417	667,082
Other noncurrent assets	344,668	225,570
Total noncurrent assets	2,745,193	2,860,710
Total assets	$4,649,045	$4,446,672

Liabilities and equity (deficit)
Current liabilities:
Accounts payable	$188,622	$29,028
Billings in excess of costs and estimated earnings on uncompleted contracts	136,211	—
Debtor-in-possession loan	600,000	350,000
Other current liabilities	124,206	43,845
Total current liabilities	1,049,039	422,873

Noncurrent liabilities:
Deferred income tax liabilities	—	43,542
Other noncurrent liabilities	98,596	52,497
Liabilities subject to compromise	10,139,810	10,267,945
Total noncurrent liabilities	10,238,406	10,363,984
Equity (deficit)	(6,638,400)	(6,340,185)
Total liabilities and equity (deficit)	$4,649,045	$4,446,672

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Debtor Only Condensed Combined Statement of Operations

2018

Net revenues	$2,570,331
Cost of goods sold	1,990,600
Gross profit	579,731

Marketing, administrative and general expenses	390,879
Amortization and impairment of intangibles	55,633
Income from operations	133,219

Interest and other (expense) income:
Interest income	25,159
Interest expense	(75,297)
Equity in losses of non-debtor subsidiaries	(347,344)
Gain on foreign currency transactions, net	3,139
Other (expense) income, net	(22,504)
Total interest and other expense	(416,847)

Loss before reorganization items and income taxes	(283,628)
Reorganization items, net	(190,635)
Loss before income taxes	(474,263)

Income tax benefit	(67,519)
Combined net loss	$(406,744)

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Debtor Only Condensed Combined Statement of Cash Flows

2018
Operating activities
Combined net loss	$(406,744)
Adjustments to reconcile combined net loss to net cash used in operating activities:
Depreciation, amortization, and impairment	148,528
Equity in losses and tax impact of unconsolidated subsidiaries	325,913
Loss on forgiveness of loans	5,838
Other operating activities	(130,327)
Net cash used in operating activities	(56,792)

Investing activities
Purchases of property, plant and equipment	(64,680)
Other investing activities	17,872
Net cash used in investing activities	(46,808)

Financing activities
Proceeds from DIP financing	250,000
Net proceeds from related-party loans	(137,417)
Net cash provided by financing activities	112,583

Effect of foreign currency translation	81
Net increase in cash and cash equivalents	9,064
Cash and cash equivalents, beginning of year	531,438
Cash and cash equivalents, end of year	$540,502

Reorganization items, net

In accordance with ASC 852, the statement of operations shall portray the results of operations of the reporting entity during the pendency of the Chapter 11 cases. Revenues, expenses (including professional fees), realized gains and losses, and provisions for losses resulting from reorganization of the business are reported separately as reorganization items, net in the accompanying combined statement of operations and comprehensive loss. The Company’s reorganization items for the fiscal year ended March 31, 2018 consist of the following:

2018

Legal and professional fees	$182,104
Contract rejections and claim settlements	29,008
Other	2,099
Reorganization items, net	$213,211

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

2. Filing Under Chapter 11 of the United States’ Bankruptcy Code (continued)

Cash paid for reorganization items was $130,935 during the fiscal year ended March 31, 2018.

Liabilities Subject to Compromise

Liabilities subject to compromise include unsecured or under-secured liabilities incurred prior to the Petition Date. These liabilities represent the amounts expected to be allowed on known or potential claims to be resolved through the Chapter 11 cases and remain subject to future adjustments based on negotiated settlements with claimants, actions of the Bankruptcy Court, rejection of executory contracts, proofs of claims or other events. Additionally, liabilities subject to compromise also include certain items that may be assumed, and as such, may be subsequently reclassified to liabilities not subject to compromise. The following table summarizes the components of liabilities subject to compromise included accompanying combined balance sheets as of March 31, 2018 and 2017:

	2018	2017

Accounts payable	$769,899	$840,342
Billings in excess of costs and estimated earnings on uncompleted contracts (1)	678,509	870,000
Other current liabilities	94,687	83,479
Reserves for decommissioning matters	139,337	134,886
Benefit obligations (2)	426,036	419,371
Loans due to Toshiba	—	257,190
Loans due to third-parties	906,600	—
Loans due to non-debtor affiliates	1,036,390	1,573,550
Stone & Webster deferred purchase price	163,196	163,196
U.S. AP1000 EPC contract liability (3)	5,848,000	5,848,000
Other noncurrent liabilities	77,156	77,931
Liabilities subject to compromise (Debtors only)	$10,139,810	$10,267,945
Less: amounts related to non-debtor affiliates eliminated in consolidation	(1,036,390)	(1,573,550)
Liabilities subject to compromise	$9,103,420	$8,694,395

(1)       Balances pertain to contracts commencing prior to the Petition Date. Until these contracts are assumed or rejected by the Company through court proceedings, or otherwise completed, these balances are considered subject to compromise. Upon assumption or rejection, the balances will be reclassified to liabilities not subject to compromise or adjusted to the determined allowed claim amount, respectively. Inclusion of these balances in liabilities subject to compromise is not an indication that contracts have been or will be rejected.

(2)       Includes liabilities for pension of $375,181 and $362,156, deferred compensation of $8,809 and $8,809 and other postretirement benefit plans of $42,046 and $48,406 at March 31, 2018 and 2017, respectively.

(3)       See Note 4 for additional information.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

3. Acquisitions

On November 23, 2017 (the Acquisition Date), the Company signed an agreement to purchase Toshiba’s 70% equity interest in Mangiarotti S.p.A. (Mangiarotti), an Italian manufacturer of components for the nuclear, oil, and gas industries. Combined with the Company’s existing 30% equity interest in Mangiarotti, the transaction provided the Company with 100% of the outstanding share capital of Mangiarotti. The acquisition of Mangiarotti will help the Company better support its customer relationships, enhance its ability to deliver results on customer projects and expand its capabilities in the non-nuclear market (particularly oil and gas).

The Company acquired Mangiarotti for cash consideration of one euro, but certain other transactions have also been deemed part of the business combination and therefore the consideration transferred was as follows:

NFI Transfer — The Company agreed to sell, and Toshiba agreed to purchase, the Company’s 52% interest in Nuclear Fuel Industries, Ltd. (NFI) for one whole U.S. dollar. As of March 31, 2018, the NFI Transfer had not yet closed, and the assets and liabilities of NFI have been classified as held for sale in the accompanying combined balance sheet as of that date (see Note 12). However, as of the Acquisition Date, the fair value of the Company’s 52% interest in NFI was negative $17,678, thus reducing total consideration transferred. A valuation allowance was recognized to adjust the carrying amount of NFI to fair value less cost to sell. This resulted in a charge to other expense, net of $214,497 in the accompanying combined statement of operations and comprehensive loss for the fiscal year ended March 31, 2018. Of the loss recorded, $111,538 was reported in net loss attributable to TNEH-US & TNEH-UK, and $102,959 was reported in net loss attributable to noncontrolling interests.

Claim Swap — WECHOL Toshiba agreed to exchange a portion of WECHOL’s unsecured bankruptcy claim against WEC LLC in the principal amount of $650,000 (the WECHOL Cash Pooling Claim) and Toshiba’s loan to WECHOL in the principal amount of $650,000 (including any interest, fees, or other amounts accrued in connection with the loan) (the WECHOL Loan). As of the Acquisition Date, the fair value of the Claim Swap was estimated to be negative $10,257, thus reducing total consideration transferred.

Effective Settlement of Supply Contract — Westinghouse Electrique France (WEF), a wholly-owned subsidiary of WECHOL and the Company, has subcontracted Mangiarotti for the fabrication and assembly of replacement steam generators on behalf of a third-party customer. In accordance with ASC 805, “Business Combinations,” the Company recognized a gain on the effective settlement of this preexisting relationship of $106,978 recorded as a reduction to cost of goods sold in the accompanying combined statement of operations and comprehensive loss for the fiscal year ended March 31, 2018. This represents the estimated amount the contract terms are favorable to WECHOL compared to pricing for current market transactions for the same deliverables and therefore the amount Mangiarotti would need to pay WECHOL to assume the contract in a separate market transaction.

Equity Method Accounting — As of the Acquisition Date, the historical basis of WECHOL’s 30% investment in Mangiarotti had been reduced to zero, resulting in the suspension of subsequent equity method losses. Upon agreeing to purchase a controlling interest in Mangiarotti, the Company became committed to providing financial support to Mangiarotti. Accordingly, previously suspended equity method losses of $9,712 were recognized in other expense, net in the accompanying combined statement of operations and comprehensive loss for the fiscal year ended March 31, 2018.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

3. Acquisitions (continued)

In summary, the fair value of the consideration transferred as of the Acquisition Date is the following:

November 23, 2017

Consideration transferred:
Fair value of NFI Transfer	$(17,678)
Fair value of Claim Swap	(10,257)
Fair value of existing equity interest and previously unrecognized equity method losses in Mangiarotti	(9,712)
Gain on effective settlement of supply contract	106,978
Total consideration transferred	$69,331

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

3. Acquisitions (continued)

The acquisition was accounted for under the acquisition method of accounting. As such, consideration was allocated to acquired tangible and intangible assets and liabilities according to their fair values. The following table summarizes the final amounts recognized for assets acquired and liabilities assumed as of the Acquisition Date:

November 23, 2017

Assets acquired
Current assets:
Cash and cash equivalents	$12,417
Receivables, net	4,929
Inventories, net	6,477
Costs and estimated earnings in excess of billings on uncompleted contracts	27,409
Other current assets	6,761
Total current assets	57,993

Noncurrent assets:
Property, plant and equipment, net	34,203
Goodwill	37,693
Other noncurrent assets	273
Total noncurrent assets	72,169
Total assets acquired	$130,162

Liabilities assumed
Current liabilities:
Accounts payable	$17,632
Billings in excess of costs and estimated earnings on uncompleted contracts	13,486
Contract loss reserve	12,025
Short-term bank borrowing	1,426
Other current liabilities	12,581
Total current liabilities	57,150

Noncurrent liabilities:
Long-term bank borrowing	3,142
Deferred income tax liabilities	539
Total noncurrent liabilities	3,681
Total liabilities assumed	$60,831

Total consideration transferred	$69,331

Of the goodwill recognized, none is expected to be deductible for income tax purposes. See Note 10 for additional information on goodwill and goodwill impairment.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

3. Acquisitions (continued)

The Company calculated the pro forma impact of the Mangiarotti acquisition on its operating results for the year ended March 31, 2018. The following unaudited combined pro forma summary gives effect to the acquisition as if it had occurred on April 1, 2017:

2018

Net revenues	$3,682,688
Combined net loss	(431,631)

4. U.S. AP1000 Projects

As a result of the aforementioned AP1000 financial and construction challenges and the resulting Chapter 11 filing, there was substantial uncertainty whether the Company would be able to continue performing under the Vogtle and V.C. Summer Engineering, Procurement, & Construction (EPC) contracts without substantial modification. As of March 31, 2017, the Company had reached agreements, in conjunction with its filing for Chapter 11, to continue both U.S. AP1000 projects under interim service contracts during an initial assessment period.

In June 2017 and July 2017, respectively, Toshiba, as the guarantor of the U.S. AP1000 projects, entered into settlement agreements with the owners of Vogtle and V.C. Summer to settle the maximum obligations under its guarantees. The Company determined there was substantial uncertainty as to whether it could complete the Vogtle and V.C. Summer AP1000 contracts for less than certain maximum project costs and the liability for these projects was adjusted to $5,848,000. This liability is recorded within liabilities subject to compromise in the accompanying combined balance sheets as of March 31, 2018 and 2017.

In July 2017, the Company entered into a new long-term fully cost reimbursable services contract for the Vogtle AP1000 project. On August 31, 2017, owners of the Vogtle AP1000 project filed a recommendation with the Georgia Public Service Commission to continue construction. The Company is currently performing to the requirements of the July 2017 Vogtle AP1000 services contract.

On July 31, 2017, owners of the V.C. Summer AP1000 project announced that they would cease construction and seek to abandon the project. The Company is no longer required to satisfy the performance obligations of the V.C. Summer EPC contract or the V.C. Summer interim services contracts.

The Company has developed a business plan, as described in Note 2. As a matter of strategy considered in the development of the business plan, the Company has said it will no longer serve as the constructor in the execution of the nuclear construction scope of any future EPC project; however, it remains committed to its AP1000 technology as the industry’s premier Gen III+ nuclear power plant design and will continue its existing projects in China as well as pursuit of other potential projects in the future.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

5. Concentrations

The Company derives the majority of its revenue from sales and services, including engineering and construction, to the energy industry. Sales to individual customers representing 10% or more of net sales were:

Customers	2018

Number of customers	Two
Respective percentage of total revenue	16% and 14%

Trade receivables are generated from a broad and diverse group of customers. As of March 31, 2018 and 2017, there were customers who individually accounted for at least 10% of total receivables as follows:

Customers	2018	2017

Number of customers	Two	One
Respective percentage of total receivables	27% and 13%	19%

The Company maintains an allowance for losses based upon the expected collectability of all trade receivables.

6. Fair Value Measurements and Derivative Instruments

Assets and Liabilities Measured At Fair Value on a Recurring Basis

The fair value of financial instruments classified as cash and cash equivalents, receivables, related-party receivables, accounts payable, related-party payables and notes due to related party approximate carrying value due to the short-term nature and the relative liquidity of the instruments.

The Company uses derivative financial instruments as part of its risk management program to mitigate the market risk that occurs from its exposure to changes in foreign exchange rates. Techniques for managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. The purpose of the Company’s foreign currency management activities is to protect from the risk that the eventual cash flows resulting from the sale and purchase of services and products in foreign currencies will be adversely affected by changes in exchange rates, not for speculative or trading purposes.

Changes in the fair value of a derivative designed and qualified as a cash flow hedge, to the extent effective, are included in equity as accumulated other comprehensive income (loss) until earnings are affected by the hedged transaction. The Company discontinues hedge accounting prospectively when it has determined that a derivative no longer qualifies as an effective hedge. No outstanding derivatives as of March 31, 2018 are designated in a hedging relationship. Amounts in accumulated other comprehensive income (loss) associated with de-designated hedges will be reclassified into income when the underlying exposure is set to mature and also when an exposure changes enough that it no longer would qualify for hedge accounting.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

6. Fair Value Measurements and Derivative Instruments (continued)

The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of asset or liability, whether the asset or liability has an established market and the characteristics specific to the transaction. Instruments with readily active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, assets rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment utilized in measuring fair value.

Under existing GAAP, there is a disclosure framework hierarchy associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows:

•                  Level 1 — Quoted prices in active markets for identical assets and liabilities at the measurement date.

•                  Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities including the following:

•                  Quoted prices for similar assets and liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                  Level 3 — Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company has classified all foreign exchange contracts as Level 2 with respect to the fair value hierarchy and there were no transfers between the levels during this or comparable periods.

Derivative Instruments and Hedging Activities

Forward foreign exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are primarily utilized to reduce the risk from foreign currency price fluctuations related to firm or anticipated sales transactions, commitments to purchase or sell equipment, materials and/or services, and principal and interest payments denominated in a foreign currency. These contracts generally have an expiration date of five years or less.

The Company determines the fair value of foreign exchange contracts using a mark-to-market model, incorporating real market pricing with probable variables, with all amounts recognized in the combined statement of operations and comprehensive loss.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

6. Fair Value Measurements and Derivative Instruments (continued)

Although the Company is party to master netting agreements (ISDA agreements) with all derivative counterparties, the fair values in the tables below and in the combined balance sheets at March 31, 2018 and 2017 have been presented on a gross basis. The amounts subject to netting agreements that the Company choose not to offset are presented later in this note. According to the netting agreements, transaction amounts payable to a counterparty on the same date and in the same currency can be netted.

Derivatives Not Designated As Hedging Instruments

Derivatives, not designated as hedging instruments, relate to economic hedges and are marked-to-market with all amounts recognized in the combined statement of operations and comprehensive loss. The derivatives not designated as hedging instruments outstanding at March 31, 2018 and 2017 are foreign exchange swaps and forwards.

The following table presents the fair values of derivative instruments included in the accompanying combined balance sheets as of March 31, 2018 and 2017:

	Asset Derivatives
		Fair Value
	Balance Sheet Location	2018	2017

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current assets	$6,303	$13,035
Foreign exchange contracts	Other noncurrent assets	12,209	38,415
Total asset derivatives		$18,512	$51,450

	Liability Derivatives
		Fair Value
	Balance Sheet Location	2018	2017
Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current liabilities	$(17,201)	$(25,295)
Foreign exchange contracts	Other noncurrent liabilities	(21,383)	(24,745)
Total liability derivatives		(38,584)	(50,040)
Less: amount subject to compromise (see Note 2)		815	815
Derivative liability not subject to compromise		$(37,769)	$(49,225)

Net (liability) asset position		$(19,257)	$2,225

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

6. Fair Value Measurements and Derivative Instruments (continued)

The following table presents the pretax effect of derivative instruments in the accompanying combined statement of operations and comprehensive loss for the fiscal year ended March 31, 2018:

Derivatives not designated	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income
as hedging instruments	2018	Location
Foreign exchange contracts	$717	Loss on foreign currency transactions, net

Derivatives not designated	Amount of Gain (Loss) Recognized in Income on Derivatives
as hedging instruments	2018	Location
Foreign exchange contracts	$(20,728)	Loss on foreign currency transactions, net

Assuming market rates remain the same, the Company estimates $1,301 of the unrealized net losses on these derivatives to be reclassified into earnings in the next 12 months. At March 31, 2018, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is through December 2021.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

6. Fair Value Measurements and Derivative Instruments (continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a non-recurring basis. Assets and liabilities that are measured at fair value on a non-recurring basis include long-lived assets.

The Company has determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and the Company’s assumptions about the use of the assets and settlements of liabilities, as observable inputs are not available. The Company has determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

In conjunction with the acquisition of Mangiarotti, assets acquired, including goodwill which was immediately impaired, and liabilities assumed were measured on a nonrecurring basis using Level 3 inputs. For additional information, see policy on “goodwill and other intangible assets” in Note 1 and discussion of the acquisition and impairment in Notes 3 and 10, respectively.

7. Receivables, net

At March 31, 2018 and 2017, receivables, net consist of the following:

	2018	2017

Trade receivables	$486,727	$511,694
Allowance for doubtful accounts	(3,130)	(9,085)
Receivables, net	$483,597	$502,609

Amounts presented above for the fiscal year ended March 31, 2018 exclude NFI assets held for sale. See Note 12.

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the trade receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts during the fiscal year ended March 31, 2018 was as follows:

2018

Balance, beginning of year	$(9,085)
Increase in allowance recognized in profit or loss	(2,495)
Amounts written off during the year	8,587
Foreign currency translation effect	(137)
Balance, end of year	$(3,130)

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

8. Inventories

At March 31, 2018 and 2017, inventories consist of the following:

	2018	2017

Raw materials and consumables	$157,586	$200,380
Work in process	98,614	172,625
Finished goods	161,138	230,964
Engineering inventory	4,947	2,910
Uranium inventory available for sale	80,704	15,051
Gross inventories	502,989	621,930
Inventory reserve	(17,714)	(13,553)
Inventories, net	$485,275	$608,377

Amounts presented above for the fiscal year ended March 31, 2018 exclude NFI assets held for sale. See Note 12.

9. Property, Plant and Equipment

At March 31, 2018 and 2017, property, plant and equipment consist of the following:

	2018	2017

Land	$38,794	$36,848
Buildings and improvements	274,031	388,059
Machinery and equipment	1,158,499	1,186,783
Computer software	185,218	186,108
Construction in progress	143,258	105,391
Total	1,799,800	1,903,189
Accumulated depreciation	(1,051,257)	(1,068,579)
Property, plant and equipment, net	$748,543	$834,610

Amounts presented above for the fiscal year ended March 31, 2018 exclude NFI assets held for sale. See Note 12.

Depreciation expense for the fiscal year ended March 31, 2018 has been classified in the accompanying combined statement of operations and comprehensive loss as follows:

2018

Cost of goods sold	$89,715
Marketing, administrative and general expenses	41,725
Total	$131,440

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

10. Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill during the fiscal year ended March 31, 2018, are as follows:

2018

Balance at March 31, 2017	$—
Acquisition of Mangiarotti	37,693
Impairment of goodwill	(37,693)
Balance at March 31, 2018	$—

The goodwill recognized during the fiscal year ended March 31, 2018 of $37,693 is related to Mangiarotti acquisition. See Note 3 for additional information on acquisitions. Goodwill at March 31, 2018 is net of accumulated impairment losses of $37,693, which all is related to Mangiarotti.

Intangible Assets

The carrying amounts (net of accumulated impairments) and accumulated amortization of identifiable intangible assets as of March 31, 2018 and 2017 are as follows:

		2018			2017
	Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Contracted customer relationships	5–24	$30,119	$30,119	$—	$92,362	$51,673	$40,689
Noncontracted customer relationships	25	194,492	89,466	105,026	189,914	79,764	110,150
Developed technology	5–25	1,372,998	710,859	662,139	1,348,050	636,342	711,708
Trade name	10	521	71	450	—	—	—
Trade name	Indefinite	198,070	—	198,070	188,722	—	188,722
Patent	20	7,485	3,860	3,625	7,486	3,486	4,000
Total		$1,803,685	$834,375	$969,310	$1,826,534	$771,265	$1,055,269

Amounts presented above for the fiscal year ended March 31, 2018 exclude NFI assets held for sale. See Note 12.

Amortization expense was $71,402 for the fiscal year ended March 31, 2018. There were no significant intangible assets acquired during 2018.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

10. Goodwill and Intangible Assets (continued)

The table below presents the expected amortization expense for definite-lived intangible assets for the next five years and thereafter as of March 31, 2018. The amortization amounts disclosed below are estimates. Actual amounts may differ from these estimates due to such factors as sales or impairments of intangible assets, acquisition of additional intangible assets, foreign currency translation and other events.

For the fiscal year ending March 31:
2019	$70,165
2020	70,162
2021	70,016
2022	70,016
2023	70,016
Thereafter	420,865
Total	$771,240

11. Uranium Assets

Below is the classification of uranium assets within the accompanying combined balance sheets as of March 31, 2018 and 2017:

	2018	2017
Current uranium assets:
Available for sale (included within inventories, net)	$80,704	$15,051
Uranium assets on loan from customer (included within other current assets)	—	43,965
Uranium assets on loan from related party (included within other current assets)	15,065	—
Total current uranium assets	95,769	59,016

Noncurrent uranium assets:
Long-term uranium working stock	37,108	38,811
Uranium held for sales commitments	218,713	270,167
Uranium leased to external party	132,950	132,950
Uranium assets on loan from related party	28,500	43,565
Total noncurrent uranium assets	417,271	485,493
Net uranium assets	$513,040	$544,509

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

12. Assets Held for Sale

As discussed in Note 3, on November 23, 2017, the Company signed an agreement to purchase Toshiba’s 70% equity interest in Mangiarotti. As part of the consideration transferred in exchange for Mangiarotti, the Company agreed to sell, and Toshiba agreed to purchase, the Company’s 52% interest in NFI for one whole U.S. dollar (the NFI Transfer). However, as of March 31, 2018, the NFI Transfer had not yet closed, and the assets and liabilities of NFI have been classified as held for sale in the Company’s combined balance sheet as of that date. The NFI Transfer is expected to close during the fiscal year ending March 31, 2019. The Company determined that the pending disposal of NFI does not meet the criteria for discontinued operations reporting, as it does not represent a strategic shift that will have a major effect on the Company’s operations and financial results.

In conjunction with classifying the assets and liabilities of NFI as held for sale, the Company revalued the subsidiary to fair value less costs to sell, recognizing a loss for the difference between that amount and the previous adjusted carrying amount. Of the aggregate $214,497 loss recorded, $111,538 was reported in net loss attributable to TNEH-US & TNEH-UK and $102,959 was reported in net loss attributable to noncontrolling interests.

The following table summarizes the major classes of assets and liabilities classified as held for sale in the Company’s combined balance sheet as of March 31, 2018:

2018

Assets held for sale:
Cash and cash equivalents	$25,799
Receivables	28,152
Inventories, net	174,389
Costs and estimated earnings in excess of billings on uncompleted contracts	4,297
Other current assets	32,291
Property, plant and equipment, net	76,327
Other intangible assets, net	45,363
Investments in unconsolidated subsidiaries	13,532
Other noncurrent assets	17,108
Held for sale valuation reserve	(214,134)
Total assets held for sale	$203,124

Liabilities held for sale:
Accounts payable	$2,526
Billings in excess of costs and estimated earnings on uncompleted contracts	181,065
Reserves for decommissioning matters	20,662
Benefit obligations	10,958
Deferred income tax liabilities	3,118
Other noncurrent liabilities	51,383
Total liabilities held for sale	$269,712

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

12. Assets Held for Sale (continued)

For the fiscal year ended March 31, 2018, NFI’s loss before income taxes was $226,369, of which $117,712 is attributable to the Company’s controlling interest.

13. Other Current and Noncurrent Assets

At March 31, 2018 and 2017, other current and noncurrent assets consist of the following:

	2018	2017
Other current assets:
Restricted cash	$183,846	$4
Prepaid insurance, taxes and other services	108,222	123,486
Derivative instruments, at fair value	6,303	13,035
Contract receivable	38,150	54,021
Uranium assets on loan from related party	15,065	—
Other	53,430	23,281
Other current assets	$405,016	$213,827

	2018	2017
Other noncurrent assets:
Restricted cash	$80,916	$12,324
Derivative instruments, at fair value	12,209	38,415
Contract receivable	—	29,841
Pension asset	6,163	—
Contractual asset for postretirement benefit costs	4,204	6,932
Other	20,373	31,884
Other noncurrent assets	$123,865	$119,396

Amounts presented above for the fiscal year ended March 31, 2018 exclude NFI assets held for sale. See Note 12.

Current restricted cash at March 31, 2018 is primarily advanced funding from U.S. AP1000 project customers under interim assessment agreements.  This cash will be paid to third party vendors or returned to customers.

Noncurrent restricted cash of $80,916 and $12,324 at March 31, 2018 and 2017, respectively, is primarily cash collateral supporting letters of credit and hedges.  Additionally, an amount is held pursuant to a legal requirement in Germany to ensure pay to employees in the case of company liquidation and a requirement to fund nuclear decommissioning in Sweden and the United Kingdom.

Toshiba Nuclear Energy Holdings (US), Inc. and

Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

14. Asset Retirement Obligations

The Company’s asset retirement obligations relate primarily to the decommissioning of licensed nuclear facilities. These obligations address the decommissioning, cleanup and release for acceptable alternate use of such facilities. The Company recognizes an asset retirement obligation at its fair value in the period in which it is incurred, if a reasonable estimate of fair value can be made. The present value of the initial obligation and subsequent updates are based on discounted cash flows, which include estimates regarding timing of future cash flows, selection of discount rates and cost escalation rates, among other factors. The liability is adjusted for any revisions to the expected value of the retirement obligation (with corresponding adjustments to the related asset) and for accretion of the liability due to passage of time.

Changes to asset retirement obligations for the fiscal year ended March 31, 2018 are as follows:

2018

Balance, beginning of year	$181,529
Liabilities settled	(1,845)
Accretion expense	6,939
Foreign currency translation effect	4,034
Revisions in estimated cash flows	239
Balance, end of year	$190,896
Less: amount subject to compromise (see Note 2)	(139,337)
Less: NFI amounts held for sale (see Note 12)	(20,662)
Reserves for decommissioning matters	$30,897

As of March 31, 2018, $1,651 is considered an other current liability and is included in amounts subject to compromise in the accompanying combined balance sheets, which represents the expected settlement of liabilities over the next 12 months.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

15. Pension and Other Postretirement Benefit Plans

Pension Plans

The majority of the employees of the Company are covered under separate pension plans sponsored by Westinghouse Electric Company LLC (U.S. Plans), and separate plans sponsored by Westinghouse Electric UK/Uranium Asset Management, Ltd., Springfields Fuels Limited, Westinghouse Electric Belgium SA, Westinghouse Electric Germany GmbH, Westinghouse Electrique France SAS, Westinghouse Electric Sweden AB, and NFI (Non-U.S. Plans). Details of the aforementioned plans can be found in the following tables.

In prior years, the U.S. Plans had been closed to new entrants. In February 2017, the Company announced that the U.S. Plans will be further amended to freeze future benefit accruals. Consequently, participants in the U.S. Plans will cease earning additional benefits. This amendment was effective for non-represented employees and represented employees on April 1, 2017 and January 1, 2018, respectively.

The following table presents the net periodic pension costs covering current and former employees of the Company for the fiscal year ended March 31, 2018:

	2018
	U.S.	Non-U.S.	Total

Service cost	$3,981	$26,485	$30,466
Interest cost	56,202	9,232	65,434
Expected return on plan assets	(78,992)	(13,253)	(92,245)
Amortization of prior service cost	(99)	242	143
Amortization of unrecognized net loss	1,987	3,162	5,149
Ongoing net periodic pension (benefit) cost	(16,921)	25,868	8,947
Settlement or curtailment (benefit) charges	(539)	246	(293)
Net periodic pension (benefit) cost	$(17,460)	$26,114	$8,654

The weighted-average assumptions used to develop the net periodic pension cost for the fiscal year ended March 31, 2018 and the present value of benefit obligations as of March 31, 2018 and 2017 are shown below:

	2018		2017
	U.S.	Non-U.S.	U.S.	Non-U.S.

Discount rate for obligations	4.15%	2.07%	4.35%	1.98%
Compensation increase rate for obligations	N/A	2.57	N/A	2.39
Long-term rate of return on plan assets	7.49	3.81	7.50	4.11

Discount rate for expense	4.35	1.98
Compensation increase rate for expense	2.78	2.77

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

15. Pension and Other Postretirement Benefit Plans (continued)

Discount rate assumptions used to value pension and other postretirement benefit obligations reflect the rates available on high-quality, fixed income investments as of the measurement date with similar terms as the projected future cash outflows.

The following tables’ sets forth the aggregate funded status and changes in benefit obligations and plan assets of the defined benefit pension plans and amounts recognized in the accompanying combined balance sheets as of March 31, 2018 and 2017, respectively:

	2018
	U.S.	Non-U.S.	Total

Accumulated benefit obligation	$1,386,539	$442,537	$1,829,076

Change in benefit obligation
Benefit obligation, beginning of year	$1,316,736	$441,637	$1,758,373
Service cost	3,981	26,485	30,466
Interest cost	56,202	9,232	65,434
Employee contributions	386	2,534	2,920
Curtailments	(4,430)	—	(4,430)
Settlements	—	(3,441)	(3,441)
Benefits paid	(41,478)	(12,023)	(53,501)
Actuarial loss (gain)	55,142	(19,867)	35,275
Foreign currency exchange rate changes	—	49,638	49,638
Benefit obligation, end of year	$1,386,539	$494,195	$1,880,734

Change in plan assets
Plan assets at fair value, beginning of year	$1,046,773	$290,672	$1,337,445
Actual return on plan assets	97,032	13,836	110,868
Employer contributions	885	33,792	34,677
Employee contributions	386	2,534	2,920
Benefits paid from plan assets	(41,478)	(12,023)	(53,501)
Settlements	—	(3,441)	(3,441)
Foreign currency exchange rate changes	—	35,391	35,391
Plan assets at fair value, end of year	1,103,598	360,761	1,464,359

Funded status, end of year	$(282,941)	$(133,434)	$(416,375)

	2017
	U.S.	Non-U.S.	Total
Accumulated benefit obligation	$1,403,986	$392,120	$1,796,106

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

15. Pension and Other Postretirement Benefit Plans (continued)

	2018			2017
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total

Accrued cost as included in the combined balance sheets:
Noncurrent assets	$—	$6,163	$6,163	$—	$—	$—
Other current liabilities	(4,577)	(6,670)	(11,247)	(4,529)	(5,803)	(10,332)
Noncurrent benefit obligation	(370,604)	(132,927)	(503,531)	(357,627)	(145,162)	(502,789)
Total	$(375,181)	$(133,434)	$(508,615)	$(362,156)	$(150,965)	$(513,121)
Less: amount subject to compromise (see Note 2)	(375,181)	—	(375,181)	(362,156)	—	(362,156)
Less: NFI amounts held for sale (see Note 12)	—	(10,958)	(10,958)	—	—	—
Net benefit obligation	$—	$(122,476)	$(122,476)	$—	$(150,965)	$(150,965)

Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net actuarial loss	$(253,360)	$(63,073)	$(316,433)	$(241,843)	$(79,322)	$(321,165)
Prior service cost	—	(2,856)	(2,856)	638	(2,929)	(2,291)
Net amount recognized, before tax effect	$(253,360)	$(65,929)	$(319,289)	$(241,205)	$(82,251)	$(323,456)
Amounts expected to be amortized from other comprehensive income (loss) into net periodic benefit cost over the next fiscal year	$3,634	$2,050	$5,684	$2,560	$3,331	$5,891

Plan Assets

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value as of March 31, 2018 and 2017, respectively:

	Assets at Fair Value as of March 31, 2018
	Level 1	Level 2	Level 3	Total

Equities	$140,012	$—	$—	$140,012
Corporate and municipal obligations	—	171,584	—	171,584
Mutual funds	973,805	—	—	973,805
Money market funds	8,911	—	—	8,911
Investment contracts issued by insurance companies (1)	—	—	39,510	39,510
Total assets at fair value	$1122,728	$171,584	$39,510	$1,333,822
Investments measured at net asset value (2)				130,537
Total investments at fair value				$1,464,359

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

15. Pension and Other Postretirement Benefit Plans (continued)

	Assets at Fair Value as of March 31, 2017
	Level 1	Level 2	Level 3	Total

Equities	$121,031	$—	$—	$121,031
Corporate and municipal obligations	—	125,270	—	125,270
Mutual funds	928,108	—	—	928,108
Money market funds	8,912	—	—	8,912
Investment contracts issued by insurance companies (1)	—	—	37,464	37,464
Total assets at fair value	$1,058,051	$125,270	$37,464	$1,220,785
Investments measured at net asset value (2)				116,660
Total investments at fair value				$1,337,445

(1)       Investment contracts issued by insurance companies are valued as reported by the issuer and classified as level 3.

(2)       In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total plan assets at fair value.

The changes in fair value measurements using significant unobservable inputs (Level 3) for the fiscal year ended March 31, 2018 are as follows:

2018

Balance, beginning of year	$37,464
Unrealized gain included in other comprehensive income	2,046
Balance, end of year	$39,510

The U.S. Plans — The assets of the U.S. Plans are managed via the Westinghouse Electric Company Pension Master Trust (Trust). The Westinghouse Electric Company Pension Investment Committee (Committee) has been appointed to review the investment performance and other matters of the U.S. Plans, including development of investment policies and strategies. The asset allocation decision reflects the plans’ return requirements, as well as the Committee’s tolerance for return variability (risk). The assets are invested in long-term strategies and evaluated within the context of a long-term investment horizon. Investments will generally be restricted to marketable securities. Leveraged and high-risk derivative strategies will not be employed.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

15. Pension and Other Postretirement Benefit Plans (continued)

Investment objectives are designed to provide quantitative standards against which to measure and evaluate the progress of the plans, their major asset class composites and each individual investment manager. The overall objective for the Trust is to generate a rate of return, net of all fees and expenses, in excess of a policy index that is comprised of a weighted average of the market benchmarks for each asset class.

The Non-U.S. Plans — The investment management of the Non-U.S. Plans is handled by an appointed Asset Manager located in the country of the plan sponsor. This Asset Manager is required to meet established targets by investing the plan assets following the prudent person principle in a mix of different adequate assets.

There is an established Strategic Asset Allocation agreed to by the Company for these plans, but in some cases, the Asset Manager has the flexibility to modify the allocation while still adhering to set minimal and maximal bounds for each class of asset. This allows the Asset Manager to optimize the portfolio within defined risk guidelines.

The assumed long-term rate of return for U.S. and Non-U.S. plan assets was determined by taking a weighted average of the expected rates of return on the asset classes. The weights are equal to the portion of the portfolio invested in each class.

The Company’s target and pension asset allocations at March 31, 2018 consist of the following:

Asset Category	Target	Actual

U.S. Plans:
U.S. equity securities	41%	41%
Non-U.S. equity securities	11	12
Debt securities	48	47
Total	100%	100%

Non-U.S. Plans (weighted average):
Equity securities	44%	41%
Debt securities	44	48
Investment contracts issued by insurance companies	12	11
Total	100%	100%

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

15. Pension and Other Postretirement Benefit Plans (continued)

Estimated Future Benefit Payments

Annual benefit payments for the years subsequent to March 31, 2018 are estimated as follows:

	U.S.	Non-U.S.	Total
Fiscal years ending March 31:
2019	$46,723	$12,707	$59,430
2020	51,658	11,334	62,992
2021	56,271	12,498	68,769
2022	60,622	18,504	79,126
2023	64,748	11,179	75,927
2024–2028	370,380	64,805	435,185

Contributions

Additionally, the Company anticipates that the required cash contributions to be paid during the fiscal year ending March 31, 2019 to fund its defined benefit pension plans will be as follows:

	U.S.	Non-U.S.	Total

Expected contributions	$100,739	$29,814	$130,553

Other Postretirement Benefit Plan

The Company also sponsors a postretirement benefits plan in the U.S. that provides defined medical, dental and life insurance for eligible retirees and dependents.

The components of net periodic postretirement benefit cost for the fiscal year ended March 31, 2018 was as follows:

2018

Service cost	$962
Interest cost	1,863
Expected return on plan assets	(389)
Amortization of prior service cost	(126)
Amortization of (gain) loss	(1,206)
Net periodic postretirement benefit costs	$1,104

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

15. Pension and Other Postretirement Benefit Plans (continued)

The assumptions used to develop the net periodic postretirement benefit cost for the fiscal year ended
March 31, 2018 and the present value of benefit obligations as of March 31, 2018 and 2017 are shown below.

	2018	2017

Discount rate for obligations	4.05%	4.05%
Long-term rate of return on plan assets	7.25%	7.25%

Discount rate for expense	4.05%
Health care cost trend rates:
Initial	4.00%
Ultimate	4.00%
Year in which ultimate rates were reached	2015

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	Increase	Decrease
Effect on 2018 total service and interest cost	$11	$(9)
Effect on postretirement benefit obligation as of March 31, 2018	117	(104)

Net periodic postretirement benefit cost is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year. The funded status and amounts recognized in the accompanying combined balance sheets as of March 31, 2018 and 2017 are as follows:

2018
Change in benefit obligation
Benefit obligation, beginning of year	$48,406
Service cost	962
Interest cost	1,863
Employee contributions	3,558
Actuarial gain	(4,789)
Benefits paid	(7,954)
Benefit obligation, end of year (1)	$42,046

	2018	2017
Net actuarial gain recognized in accumulated other comprehensive income (loss), before tax effect	$17,847	$14,390

(1)       Amount subject to compromise (see Note 2)

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

15. Pension and Other Postretirement Benefit Plans (continued)

Annual benefit payments for the other postretirement benefit plan, net of employee contributions, for the fiscal years subsequent to March 31, 2018 are estimated to be as follows:

For the fiscal year ending March 31:
2019	$3,268
2020	3,490
2021	3,575
2022	3,470
2023	3,358
2024–2028	13,704

Savings Plans

The Company also provides a defined contribution (DC) plan to U.S. employees. Employees may contribute from 2% to 35% of their compensation on a pretax or after-tax basis. The Company matches 50% of the first 6% of an employee’s compensation contribution. Effective for employees hired after July 1, 2013 or those that elected not to participate in the U.S. pension plan at that time, the Company makes an additional 3% of pay contribution annually to a new Retirement Contribution Account (RCA) within the savings plan, subject to the condition of earning eligibility service on December 31 of the given year. The Company contributed $29,412 to the DC plan for the fiscal year ended March 31, 2018. The Company established a separate DC plan as of January 1, 2016 for WECTEC employees. The Company contributed $4,350 to the WECTEC DC plan for the fiscal year ended March 31, 2018.

In addition, the Company offers similar plans to employees in other countries outside of the U.S. Westinghouse Electric Spain S.A.U. and Westinghouse Technology Services, S.A. in Spain are the sponsors of an occupational DC plan where employees’ annual contributions equal to 1%—2% of their pension-qualifying salary, which is matched by the sponsor with a contribution equal to 250% of the participant’s annual basic contribution. Westinghouse Electric South Africa (Pty) Ltd. is a sponsor of a DC plan, where employees can contribute 5%—20% of their annual salary to this fund, but the sponsor does not contribute to the fund. Westinghouse Electric UK, Uranium Asset Management, Ltd. and Springfields Fuels Limited in the U.K. sponsor DC plans where employees’ annual contributions equal 3%—100% of their pensionable pay, which is matched by the sponsor equal to 7.0%—13.5% of the participants’ annual contribution. The Company contributed $3,077 to Non-U.S. DC plans for the fiscal year ended March 31, 2018.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

16. Income Taxes

Components of the Company’s income tax provision (benefit) from continuing operations for the fiscal year ended March 31, 2018 are as follows:

2018
Current income taxes:
U.S. Federal	$2,119
State	6,225
Non-U.S.	13,264
Total current income tax provision	21,608

Deferred income taxes:
U.S. Federal	(50,320)
State	(2,140)
Non-U.S.	(32,840)
Total deferred income tax benefit	(85,300)
Total income tax benefit	$(63,692)

Loss before income taxes and noncontrolling interest for the fiscal year ended March 31, 2018 was:

2018

U.S. loss	$(101,359)
Non-U.S. loss	(375,126)
Loss before income taxes and noncontrolling interest	$(476,485)

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

16. Income Taxes (continued)

On December 22, 2017, new U.S. tax legislation was enacted that lowered the corporate income tax rate from 35% to 21% and fundamentally changed the taxation of international operations of U.S. shareholders. Commonly referred to as the Tax Cuts and Jobs Act (the Act), the new law changes the tax treatment of certain cross border payments, imposes a one-time transition tax on certain previously untaxed earnings and profits, and establishes a minimum tax on future earnings of U.S.-owned foreign subsidiaries. It also permits immediate expensing of qualified capital expenditures for the next several years and establishes limitations on the deductibility of interest expense. Many of the provisions of this legislation are effective for the Company’s tax year beginning April 1, 2018, while others, such as the change in tax rate, took effect on January 1, 2018. Accordingly, the Company’s blended federal income tax rate for its fiscal year ended March 31, 2018 is 31.55%.

Changes in tax law and the related impact on deferred taxes are accounted for in the period of enactment. Because of the substantial impact of the Act, the SEC staff issued Staff Accounting Bulletin (SAB) 118 which allows a company to record a provisional amount when it does not have the necessary information available, prepared or analyzed in reasonable detail to complete its accounting for the change in the tax law. The FASB issued guidance shortly thereafter allowing non-public companies to follow the SAB 118 guidance which provides for a measurement period that ends on the earlier of when the Company has finalized its accounting or one year from the date of enactment.

The effects of enactment resulted in a benefit of $52,150 in the tax provision for the fiscal year ended March 31, 2018, comprised of a $14,555 reduction in the deferred tax liability associated with certain indefinite-lived intangible assets for the change in tax rate, a $23,152 adjustment to release a valuation allowance on deductible temporary differences that may now be carried forward indefinitely to reduce this deferred tax liability, and a $14,443 reversal of the valuation allowance related to minimum tax credit carryforwards. The new law permits minimum tax credits to be used to reduce future regular tax liabilities with 50% of any excess refunded in cash until the entire amount of minimum tax credits are recovered. Amounts refunded in cash are subject to reduction under certain sequestration provisions of previous U.S. Budget Acts and have been taken into account in reversing the valuation allowance. As a result of this change in tax law, realization of the deferred tax assets related to minimum tax credits is no longer dependent upon generating future taxable income.

The Company has made a reasonable estimate of the effects of the Act on its existing deferred tax balances and the one-time transition tax on unremitted earnings and profits of its two U.S. owned foreign corporate joint ventures in Korea and Ukraine. The estimated mandatory repatriation of previously untaxed earnings and profits increased taxable income by $3,684, which was fully offset by net operating losses. These amounts are considered provisional and may be affected by interpretations of the statute and additional guidance issued by the tax authorities and standard-setting bodies.

As a result of the mandatory repatriation provision of the Act, all previously unremitted earnings for which a U.S. deferred tax liability had not been accrued have now been subject to U.S. tax. At March 31, 2018, there was approximately $9,823 of such unremitted earnings which remain indefinitely reinvested for the benefit of the working capital required by the joint ventures. These joint ventures have regularly distributed dividends from current earnings which are included in current taxable income. In the event that accumulated previously taxed earnings and profits are remitted as a dividend, there could be additional taxable income associated with currency gains or losses, state taxes, and foreign withholding taxes which are not expected to be material.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

16. Income Taxes (continued)

The provision (benefit) for income taxes from continuing operations for the fiscal year ended March 31, 2018 is reconciled to the tax on income at the blended federal statutory rate as follows:

2018
Income tax benefit, computed at the statutory rate of 31.55%	$(150,331)
State income taxes, net of U.S. Federal income tax effect	4,261
Tax effect of foreign earnings	4,885
U.S. tax reform adjustments	(52,150)
Non-deductible bankruptcy related costs	26,140
Impairment of Mangiarotti goodwill	10,516
Unrecognized tax benefits	4,417
Valuation allowance adjustments	88,314
Other permanent differences	256
Total income tax benefit	$(63,692)

Effective tax rate	13.4%

U.S. tax reform adjustments relate to a reduction in the U.S. statutory tax rate and the recognition of a benefit for deferred tax assets associated with certain deductible temporary differences and tax credits that can now be realized because of a change in tax law. The increase in valuation allowances are primarily attributable to the impairment of deferred tax assets associated with the Company’s acquisition of Toshiba’s 70% interest in Mangiarotti and the write down of the Company’s 52% interest in NFI (see Note 3), offset by the utilization of certain deferred tax temporary differences for which a valuation allowance was previously provided.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

16. Income Taxes (continued)

Significant components of the Company’s deferred tax assets and liabilities are:

	2018	2017
Deferred tax assets:
U.S. AP1000 contract liability	$1,471,891	$2,209,122
Net operating loss carryforwards	224,453	328,306
Goodwill and intangible assets	132,009	264,460
Compensation and benefits	126,170	176,450
Reserves and accruals	64,207	132,798
Decommissioning liability	55,750	68,962
Property, plant and equipment	52,814	—
U.S. tax credits	52,338	45,581
Deferred revenue	13,546	72,290
Other	81,611	62,244
Gross deferred tax assets	2,274,789	3,360,213
Valuation allowance	(2,268,384)	(3,125,498)
Net deferred tax assets	$6,405	$234,715

Deferred tax liabilities:
Revenue recognized	$—	$(255,460)
Capital leases	(24,637)	(40,457)
Property, plant and equipment	—	(35,285)
Inventory	(181)	(2,259)
Other	(15,707)	(16,410)
Deferred tax liabilities	(40,525)	(349,871)

Less: NFI amounts held for sale (see Note 12)	3,118	—
Net deferred tax liabilities	$(31,002)	$(115,156)

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

16. Income Taxes (continued)

A valuation allowance is necessary when it is more likely than not that a deferred tax asset will not be realized.  In jurisdictions where there is a three-year cumulative loss, there is a general presumption that deferred tax assets in those jurisdictions will not be realized, and a valuation allowance is recorded, after due consideration of potential future taxable income, or tax planning strategies in relevant jurisdictions. Principal components of the valuation allowance were:

	2018	2017
U.S.
Net operating losses	$(140,216)	$(283,774)
Tax credits	(36,874)	(45,581)
Other temporary differences	(1,853,296)	(2,712,350)
Total U.S. valuation allowance	$(2,030,386)	$(3,041,705)

Non-U.S.
Belgium	$(5,993)	$(103)
Germany	(16,417)	(16,714)
Japan	(117,819)	(42,760)
Italy	(59,046)	—
United Kingdom	(17,985)	(3,756)
China	(17,065)	(15,605)
Other jurisdictions	(3,673)	(4,855)
Total non-U.S. valuation allowance	$(237,998)	$(83,793)

Total valuation allowance	$(2,268,384)	$(3,125,498)

U.S. valuation allowances were reduced when related deferred tax assets were remeasured at the lower statutory tax rate enacted by tax reform, as well as by the utilization of certain deferred tax temporary differences that were previously impaired by a valuation allowance.

Any subsequent recognition of deferred tax assets that have been impaired with a valuation allowance will reduce income tax expense in the period recognized.

As discussed in Note 2, the Bankruptcy Court entered an order confirming the Company’s bankruptcy plan on March 27, 2018 whereby it would emerge from bankruptcy and be acquired by Brookfield subject to receiving regulatory approval and the satisfaction of other closing conditions. Upon emergence, certain liabilities will be satisfied, while others will be discharged generating cancellation of debt income (CODI). Although CODI is excluded from taxable income, existing tax attributes such as net operating losses, tax credits and the basis in property will be reduced to offset amounts that have been excluded, subject to certain limitations. As a consequence, certain of the deferred tax assets and their related valuation allowances in the tables above will be reduced or eliminated upon the Company’s emergence from bankruptcy.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

16. Income Taxes (continued)

As of March 31, 2018, the Company has the following net operating loss carryforwards:

2018

U.S.	$436,537
Japan	12,203
Italy	121,051
United Kingdom	74,843
Germany	9,434
France	22,307
Belgium	20,958
China	69,399
Other jurisdictions	14,358

U.S. net operating losses expire between 2025 and 2037, while most outside the U.S. have an indefinite carryforward period.

An unrecognized tax benefit includes not only tax deductions and credits but also decisions not to file in a particular jurisdiction, as well as the taxability of transactions. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

2018

Unrecognized tax benefit, beginning of year	$2,263
Increases in tax positions in current year	3,479
Increases in tax positions of prior years	3,457
Decreases in tax positions in current year	(99)
Decreases in tax positons of prior years	(2)
Unrecognized tax benefits, end of year	$9,098

The increase in unrecognized tax benefits of the current year are for certain transfer pricing matters relating to the allocation of expenses to foreign related parties, whereas the increase related to prior periods are to disclose certain unrecognized tax credits which are netted directly against the related deferred tax asset.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

16. Income Taxes (continued)

The company recognizes interest expense and any related penalties associated with unrecognized tax benefits in income tax expense. For the fiscal year ended March 31, 2018, the Company recognized $512 in interest and penalties. As of March 31, 2018 and 2017, the Company had accrued interest and penalties of approximately $1,482 and $969, respectively.

It is reasonably possible that the amount of unrecognized tax benefits will decrease in the next twelve months attributable to expirations of certain foreign and state statutes of limitation and the resolution of certain examinations by tax authorities. Such changes are not expected to have a significant impact on the results of operations or financial position of the Company; however, actual settlements may be different from amounts accrued.

The Company’s income tax returns are subject to examination by the relevant tax authorities for a number of years after the returns have been filed. Generally, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before 2014, although earlier years will remain open to the extent a U.S. net operating loss for such earlier year is used in the future. The Company’s tax years for 2014 and forward are generally subject to examination by the tax authorities in the U.S. and in various state and foreign jurisdictions.

17. Debt and Credit Facilities

The Company maintained, and Toshiba guaranteed, a credit agreement for the purpose of issuing standby letters of credit. Pursuant to an amendment dated March 28, 2017, new letters of credit can no longer be issued and existing letters of credit can no longer be amended or extended under this agreement. At March 31, 2018 and 2017, $5,467 and $493,394, respectively, were utilized from this old agreement for letters of credit.

On March 31, 2017, the Company received interim approval of an $800,000 debtor-in-possession financing arrangement with a third-party lender to help fund and protect its core businesses during its reorganization. The Company was authorized to borrow, and borrowed, $350,000 on the DIP financing arrangement as of March 31, 2017. The Company received final approval on May 26, 2017 to borrow, and borrowed, the remaining $450,000. Pursuant to an amendment dated March 29, 2018, the DIP financing arrangement was reduced to $600,000.  The amended borrowing arrangement is subject to a 1.50% amendment fee and carries an interest rate of one-month LIBOR plus 4.50%. Under the DIP financing agreement, the Company has the ability to issue new standby letters of credit. At March 31, 2018, and 2017, $40,696 and $0, respectively, have been utilized from the DIP financing arrangement for standby letters of credit.

The DIP financing includes covenants that, subject to certain conditions, require the Company to maintain certain minimum thresholds of liquidity. As of March 31, 2018 and 2017, the Company has complied with covenants, and there have been no events of default.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

18. Commitments and Contingencies

Environmental Matters

Compliance with federal, state and local laws and regulations relating to the discharge of pollutants into the environment, the disposal of hazardous wastes and other related activities affecting the environment have had and will continue to have an impact on the Company. It is difficult to estimate the timing and ultimate costs to be incurred in the future due to uncertainties about the status of laws, regulations and technology, the adequacy of information available for individual sites, the extended time periods over which site remediation occurs, the availability of waste disposal capacity and the identification of new sites.

The Company has, however, recognized an estimated liability of $70,522 and $64,498 as of March 31, 2018 and 2017, respectively, measured in current dollars, for those sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company recognizes changes in estimates as new remediation requirements are defined or as more information becomes available. Of the liability as of March 31, 2018, $41,991 relates to NFI and is classified as held for sale in the accompanying combined balance sheets.

Operating expenses that are recurring and associated with managing hazardous waste and pollutants in ongoing operations totaled $14,269 for the fiscal year ended March 31, 2018. These expenses are included in cost of goods sold in the accompanying combined statement of operations and comprehensive loss.

Management believes that the Company has adequately provided for its present environmental obligations and that complying with existing governmental regulations will not materially impact the Company’s financial position, liquidity or results of operations. The Company intends to satisfy/settle environmental obligations that become due during the bankruptcy proceedings.

Legal Proceedings

The Company is involved in various litigation matters in the ordinary course of business. Reserves are included in the accompanying combined balance sheets for issues when a negative outcome is probable and the amount is reasonably estimable. In the opinion of management, while it is possible that certain outcomes could be unfavorable to the Company, the ultimate resolution of such matters will not result in judgments that, in the aggregate, would materially affect the Company’s financial position or results of operations. As of March 31, 2018, several matters were in the litigation and dispute resolution process. The following discussion provides a background and the current status on the most significant of these matters:

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

18. Commitments and Contingencies (continued)

Levy County Nuclear Project — In December 2008, the Company signed an Engineering, Procurement and Construction (EPC) agreement to provide two AP1000 units in Levy County, Florida. Work on the project commenced before it was put into partial suspension in April 2009. In January 2014, the customer terminated the EPC agreement without cause. In March 2014, the Company and customer commenced litigation against each other and the case proceeded in the U.S. District Court for the Western District of North Carolina. The Company was seeking an agreement termination fee and termination costs as defined in the EPC agreement. The customer was seeking repayment of certain milestone payments related to particular work scope. The Company had recognized revenue from its claim. In December 2016, the Court provided its decision, which awarded the Company the $30,000 termination fee, plus interest, but no additional termination costs. This amount is included in costs and estimated earnings in excess of billings on uncompleted contracts in the accompanying combined balance sheets. The Court also ruled in favor of the Company and against the customer’s counterclaim. In January 2017, the Company appealed the decision as it relates to unawarded termination costs to the U.S. Court of Appeals for the 4th Circuit. The customer cross appealed. Litigation involving the Debtors was stayed in conjunction with the Chapter 11 filing, but the stay has been lifted for this matter by order of the Bankruptcy Court.

The parties have agreed to settle the case and dismiss their respective appeals. The customer will pay the Company the amount previously awarded by the Court. The settlement agreement is awaiting Bankruptcy Court approval.

Stone & Webster Acquisition — The Company acquired Stone & Webster, the nuclear construction and nuclear integrated services businesses of Chicago Bridge & Iron Company N.V. (CB&I) on December 31, 2015. The purchase agreement for this transaction contains, among other things, a detailed purchase price determination process. If the parties are unable to reach agreement on their differences, the matter is submitted to an independent auditor (as defined in the purchase agreement). On July 21, 2016, CB&I filed a suit in the Delaware Chancery Court seeking to prevent the Company from submitting its calculation to the independent auditor for a final and binding determination. On December 2, 2016, the Court dismissed CB&I’s complaint; however, CB&I then filed an appeal to the Delaware Supreme Court. In July 2017, the Delaware Supreme Court reversed the Delaware Chancery Court which has limited the amount the Company can seek as part of the working capital adjustment. The independent auditor process as outlined in the purchase agreement can move forward. If CB&I is successful, any amount would represent a prepetition liability subject to compromise and only be paid out of profits, if any, upon completion of the Vogtle and V.C. Summer AP1000 projects. If the Company is successful, any recovery would represent income in the period received.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

18. Commitments and Contingencies (continued)

Product Warranty

The Company provides various warranties on its products and contracts for specific periods of time. Warranties vary depending upon the nature of the product or contract and other factors. The liability for warranties is based upon future product performance and durability and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant.

The changes in the provision for those warranties for the period ended March 31, 2018, are as follows:

2018

Balance, beginning of year	$20,546
Liabilities settled	(4,759)
Additional liabilities accrued	9,548
Adjustment in warranty provision	(1,751)
Foreign currency translation effect	357
Balance, end of year	$23,941

Recorded in balance sheet as:
Other current liabilities	$11,128
Other noncurrent liabilities	12,813
Balance, end of year	$23,941
Less: amount subject to compromise (see Note 2)	(5,917)
Remaining balance, not subject to compromise	$18,024

Commitments

In the ordinary course of business, letters of credit, bank guarantees, and surety bonds are issued on behalf of the Company. As of March 31, 2018, the Company had $97,926 under letters of credit and bank guarantees, including $46,163 under the facilities disclosed in Note 17, and $15,306 under surety bond obligations. As of March 31, 2017, the Company had $518,510 under letters of credit and bank guarantees, including $493,394 under the facilities disclosed in Note 17, and $37,825 under surety bond obligations.

19. Leases

The Company has commitments under operating leases for certain machinery and equipment and facilities used in various operations. Certain of these leases contain renewal options for additional periods of five years and contain certain rent escalation clauses. Rental expense was $90,097 for the fiscal year ended March 31, 2018.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

19. Leases (continued)

Minimum lease payments under the Company’s operating leases as of March 31, 2018 are presented in the table below:

For the fiscal year ending March 31:
2019	$49,775
2020	43,659
2021	35,422
2022	29,746
2023	25,960
Thereafter	187,049
Minimum lease payments	$371,611

The Company leases three facilities under capital lease. These facilities are included within buildings and improvements under property, plant and equipment in the accompanying combined balance sheets. The gross and net carrying values of facilities under capital leases are approximately $46,131 and $34,616, respectively, as of March 31, 2018 and $43,628 and $34,027, respectively, as of March 31, 2017. Certain of these facilities are leased from related parties. One of the facilities is being leased from a partner in the NuCrane Manufacturing, LLC joint venture formed to fabricate, assemble and test specialty cranes for nuclear power plants. The gross and net carrying value of the leased facility is approximately $6,230 and $2,907, respectively, as of March 31, 2018 and $6,230 and $3,323, respectively, as of March 31, 2017. Another facility is being leased from the minority owner of NFI. The gross and net carrying values of the leased facility are approximately $28,576 and $20,988, respectively, as of March 31, 2018 and is classified as held for sale in the accompanying combined balance sheets, and $27,351 and $21,126, respectively, as of March 31, 2017.

Minimum lease payments under all of the Company’s capital lease obligations as of March 31, 2018 are as follows:

For the fiscal year ending March 31:
2019	$5,841
2020	5,778
2021	5,778
2022	5,778
2023	5,778
Thereafter	168,772
Total future minimum lease payments	197,725
Less: amount representing interest	(148,348)
Less: NFI amounts held for sale (see Note 12)	(23,372)
Present value of minimum lease payments	$26,005

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

20. Other Current and Noncurrent Liabilities

At March 31, 2018 and March 31, 2017 other current and noncurrent liabilities consist of the following:

	2018	2017
Other current liabilities:
Other short term loans	$275,200	$—
Contract and other reserves	151,402	46,488
Accrued reorganization expenses	84,783	—
Accrued payroll and other employee compensation	56,250	49,490
Accrued income and other taxes	52,081	40,688
Vacation liability	26,869	22,390
Deferred revenue	26,434	14,084
Reserve for restructuring liabilities	21,830	7,988
Derivative instruments, at fair value	17,201	25,295
Accrued royalties and commissions	12,062	7,952
Pension liability	11,247	10,332
Accrued product warranty	11,128	9,563
Environmental liabilities	4,417	7,060
Reserve for decommissioning matters	1,651	1,141
Obligations under capital leases	1,558	1,846
Other	85,204	65,055
Total	$839,317	$309,372
Less: amount subject to compromise (see Note 2)	(357,514)	(89,563)
Other current liabilities	$481,803	$219,809

Other noncurrent liabilities:
U.S. AP1000 EPC contract liability	$5,848,000	$5,848,000
Other long term loans	650,000	—
Stone & Webster deferred purchase price	163,196	163,196
Obligations under capital leases	24,447	43,435
Environmental liabilities	24,114	57,438
Derivative instruments, at fair value	21,383	24,745
Deferred income on sale-leaseback	15,304	15,304
Accrued product warranty	12,813	10,983
Other	94,576	91,897
Total	$6,853,833	$6,254,998
Less: amount subject to compromise (see Note 2)	(6,703,596)	(6,054,372)
Other noncurrent liabilities	$150,237	$200,626

Amounts presented above for the fiscal year ended March 31, 2018 exclude NFI liabilities held for sale. See Note 12.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

21. Restructuring Activities

The Company has engaged in certain restructuring activities related to overhead processes and the disposition of assets. These activities included an employee headcount reduction and exiting certain facilities and/or businesses. For the fiscal year ended March 31, 2018, costs incurred related to the restructuring activities consist of the following:

2018

Severance costs	$22,268
Asset impairments	4,228
Exit costs	17,648
Other associated costs	2,261
Total restructuring and other costs	$46,405

Of total restructuring and other costs recorded during the fiscal years ended March 31, 2018, $17,648 was included in costs of goods sold and $28,757 was included in marketing, administrative and general expenses in the accompanying combined statement of operations and comprehensive loss.

Amounts accrued for severance, terminated leases, and other exit-related obligations are included in other current liabilities in the accompanying combined balance sheets. The following table summarizes activity and liability balances associated with the Company’s restructuring liabilities at March 31, 2018 and 2017:

2018

Balance, beginning of year	$7,988
Accruals	46,405
Payments	(32,563)
Balance, end of year	$21,830

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

22. Related-Party Transactions

At March 31, 2018 and 2017, related-party receivables reported in the accompanying combined balance sheets consist of the following:

	2018	2017

Trade receivables from Toshiba companies	$401	$16,724
Loans receivable from related parties	12,443	833
Total related-party receivables	$12,844	$17,557

At March 31, 2018 and 2017, related-party payables reported in the accompanying combined balance sheets consist of the following:

	2018	2017

Loans payable to Toshiba	$—	$925,377
Trade payables to Toshiba companies	1,512	1
Uranium assets loan payable to Advanced Uranium Asset Management Limited	15,065	—
Total	$16,577	$925,378
Less: amount subject to compromise (see Note 2)	(15,065)	(256,777)
Related-party payables	$1,512	$668,601

Toshiba sold its loans due from the Company to a third party during the fiscal year ended March 31, 2018.

Payables to related parties shown above are with the Company’s debtor and non-debtor affiliates. Amounts that the Company’s debtor affiliates owe related parties are reported as liabilities subject to compromise in the accompanying combined balance sheets (see Note 2).

At March 31, 2018 and 2017, notes due to related parties reported within noncurrent liabilities in the accompanying combined balance sheets consist of the following:

	2018	2017
Notes due to related party of State Nuclear WEC Zirconium Hafnium Co., Ltd.	$—	$30,590
Uranium assets loan payable to Advanced Uranium Asset Management Limited	28,500	43,565
Total	$28,500	$74,155
Less: amount subject to compromise (see Note 2)	(28,500)	(43,565)
Total notes due to related party	$—	$30,590

The Company has leased certain facilities from related parties. See Note 19 for additional information.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

23. Variable Interest Entities

The Company evaluates at inception each joint venture to determine if it qualifies as a variable interest entity (VIE) under ASC 810, “Consolidation”. If the joint venture does not meet the scope exception under ASC 810, an entity is considered a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The majority of the Company’s joint ventures qualify as VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support.

The Company also evaluates whether it is the primary beneficiary of each VIE in accordance with ASC 810 by determining if the Company has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. The Company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining whether it qualifies as the primary beneficiary. The Company also considers all parties that have direct or implicit variable interests when determining whether it is the primary beneficiary. If the Company is deemed to be the primary beneficiary, the Company will consolidate the VIE into its combined financial statements.

Each quarter, the Company reassesses its VIEs in accordance with ASC 810 to determine whether there are any changes in the status of the VIEs or changes to the primary beneficiary designation of each VIE. As of March 31, 2018, the Company concluded that no unconsolidated joint ventures should be consolidated. However, the Company concluded that one previously consolidated joint venture, State-Nuclear WEC Zirconium Hafnium Co., Ltd (SNWZH), should be deconsolidated because the Company is no longer the primary beneficiary.

Unconsolidated VIEs

The Company uses the equity method of accounting for its unconsolidated entities. Under the equity method, the Company recognizes its proportionate share of the net earnings of the joint ventures within other income, net in the accompanying combined statement of operations and comprehensive loss. Based on the Company’s evaluation, it was noted that the Company was not the primary beneficiary for the following entities:

Advance Uranium Asset Management Limited (AUAM) — AUAM was established with a related party to market uranium after it has been mined, milled, converted and/or enriched in multiple forms. The Company has a 40% equity ownership and does not have the decision-making power through majority voting rights. Additionally, the customer base for the entity is that of the other party.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

23. Variable Interest Entities (continued)

Nuclear Engineering Limited (NEL) — NEL provides nuclear power plant related nondestructive inspection, core management, plant engineering and software engineering services. The Company holds equity interests in NEL of 44.45% through NFI, which has been classified as held for sale as of March 31, 2018 in the accompanying combined balance sheets (see Note 12). The Company does not have the decision-making power through majority voting rights. The assets and liabilities of NEL as of March 31, 2018 are not included in the summarized financial information below.

Enwesa Operaciones, S.A. — Enwesa Operaciones, S.A. provides repair and maintenance services for electric energy plants. The Company has a 25% ownership and does not have the decision-making power through majority voting rights..

Enusa-Enwesa, A.I.E. — Enusa-Enwesa, A.I.E. provides fuel related services to Spanish nuclear power plants and other European customers whose fuel is supplied by Enusa. The Company has a 25% ownership and does not have the decision-making power through majority voting rights. As of November 30, 2017, the Company sold its ownership in Enusa-Enwesa, A.I.E.

Mangiarotti S.p.A. — Until November 23, 2017, the Company had a 30% ownership and did not have the decision-making power through majority voting rights. On November 23, 2017, the Company purchased the remaining ownership interest. Mangiarotti is therefore a wholly-owned consolidated subsidiary of the Company as of that date. The assets and liabilities of Mangiarotti as of March 31, 2018, and the revenue, income from operations, and net income after November 23, 2017, are not included in the summarized financial information below.

Mid-American Conversion Services LLC (MACS) — MACS was formed to bid on and, if awarded, perform a U.S. government contract. The Company has a 33% ownership and does not have the decision-making power through majority voting rights.

SNWZH — SNWZH is a joint venture established to manufacture and sell nuclear grade zirconium sponge, industrial grade zirconium sponge, hafnium oxide or hafnium sponge and relevant by-products. Previously, the Company held the power to direct the activity that most significantly impacts the performance of the joint venture by purchasing a majority of the annual production. As of December 31, 2017, the Company lost influence over the operations of and agreed to reduce its purchases from the joint venture. It was then determined that the Company was no longer the primary beneficiary and, accordingly, the entity was deconsolidated from the accompanying combined financial statements as of that date. The assets and liabilities of SNWZH as of March 31, 2018, and the revenue, income from operations, and net income from SNWZH after December 31, 2017, are included in the summarized financial information below.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

23. Variable Interest Entities (continued)

The Company does not have the power to direct the activity that most significantly impacts the performance of the aforementioned entities. Based on these facts, the Company does not consolidate the entities and accounts for the entities under the equity method of accounting. As of March 31, 2018 and 2017 and for the fiscal year ended March 31, 2018, summarized financial information for all jointly owned entities that are accounted for using the equity method of accounting is as follows:

	2018	2017

Current assets	$40,597	$177,593
Noncurrent assets	83,342	125,362
Total assets	$123,939	$302,955

Current liabilities	$84,579	$151,723
Noncurrent liabilities	86,022	162,102
Member’s deficit	(46,662)	(10,870)
Total liabilities and member’s equity	$123,939	$302,955

2018

Revenue	$242,848
Loss from operations	(9,029)
Net loss	(12,821)

Consolidated VIEs

KW Nuclear Components Co. LTD (KWN) — The purpose of this joint venture is to design, manufacture and supply control element assemblies (CEAs) for use in nuclear power plants. The Company has the power to most significantly impact the economic performance as it maintains design authority for products manufactured and sold through the joint venture.

Westinghouse Technology Services S.A. (WTS) — WTS is a joint venture formed to conduct nuclear field and engineering services in Spain. The Company is the primary service provider of the entity, which is attributable to the power to direct the economic performance of the entity through provided services.

Westron — Westron is a joint venture that was created to design, manufacture, sell and service process control systems for nuclear and conventional electric power stations, thermal power stations and industrial plants. The Company is the primary service provider of the entity and therefore has the power to direct the economic performance.

NuCrane Manufacturing, LLC — NuCrane Manufacturing, LLC was formed to fabricate, assemble and test specialty cranes for nuclear power plants. The Company provides senior management oversight to the entity. The Company is also the primary customer of the entity to purchase cranes for the production of AP1000 nuclear power plants. This gives the Company the power to direct the economic performance of the entity.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

23. Variable Interest Entities (continued)

Springfields Segregated Assets Limited (SSAL) — SSAL was formed to hold the Company’s funds restricted for the sole purpose of decommissioning the Springfields Nuclear Fuel manufacturing site in Lancashire, England. The Company has been leasing the Springfields facility from the Nuclear Decommissioning Authority since April 1, 2010 and is responsible for all decommissioning obligations arising since that date.

SNPTC-WEC Nuclear Power Technical Services (Beijing) Company, Ltd. — The entity is a joint venture formed to further develop the supply chain within China for AP1000 nuclear power plant equipment and components. The joint venture will provide supplier qualification services, export equipment and components made by qualified Chinese suppliers to other global markets and import components and equipment made by qualified suppliers elsewhere in the world for use in China. The Company is a key service provider and will have the power to direct the activities that most significantly impact the entity’s economic performance.

Kontec — Kontec is an entity established to operate the biannual, international conference for conditioning of radioactive operational and decommissioning waste. The Company has the power to direct the activity that most significantly impacts the performance through the voting power of the managing director on the board of directors.

The above entities have been determined to be VIEs, and the Company has the power to direct the significant activities and right to receive benefits or obligation to absorb losses. The Company is also required to contribute capital to each entity on an as-needed basis based on percentage of ownership interest. Based on these facts, the Company is the primary beneficiary and has consolidated these entities in the accompanying combined financial statements. The creditors of the consolidated VIEs above do not have recourse to the general credit of the primary beneficiary.

The following is a summary of the consolidated VIEs of the Company at March 31, 2018 and 2017:

	2018
	Total Assets	Total Liabilities

KW Nuclear Components Co. LTD	$23,615	$13,070
Westron	14,295	5,357
Westinghouse Technology Services S.A.	13,765	7,984
Springfields Segregated Assets Limited	5,425	5,715
NuCrane Manufacturing, LLC	5,130	18,707
SNPTC-WEC Nuclear Power Technical Services (Beijing) Co.	648	3,413
Kontec	593	342

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

23. Variable Interest Entities (continued)

	2017
	Total Assets	Total Liabilities

KW Nuclear Components Co. LTD	$22,825	$13,730
Westron	7,647	606
Westinghouse Technology Services S.A.	8,491	4,482
Springfields Segregated Assets Limited	4,668	4,819
NuCrane Manufacturing, LLC	4,348	17,275
SNPTC-WEC Nuclear Power Technical Services (Beijing) Co.	739	3,181
Kontec	938	354

The assets of the Company’s consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the Company’s general operations.

24. Claims and Unapproved Change Orders

The Company has recognized revenue from several claims and unapproved change orders where the amount has been estimated reliably, realization is probable and there is a legal basis for the claim. The following table summarizes significant claims and unapproved change orders included in determining the profit or loss on contracts as of March 31, 2018 and 2017:

	2018	2017

Claims and unapproved change orders	$19,671	$14,915

These amounts have been included in costs and estimated earnings in excess of billings on uncompleted contracts or in billings in excess of costs and estimated earnings on uncompleted contracts in the accompanying combined balance sheets.

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

25. Accumulated Other Comprehensive Income (Loss)

At March 31, 2018 and 2017, the components of AOCI, and the activity for the fiscal year ended March 31, 2018 are as follows:

	Net Unrealized Gain (Loss) on Derivatives	Unrealized (Loss) Gain on Foreign Currency Translation Adjustment	Pension and Other Postretirement Benefits Adjustment	Total

Balance at March 31, 2017	$8,196	$(862,245)	$(215,872)	$(1,069,921)
Other comprehensive gains (losses) before reclassifications (1)	908	90,446	(15,989)	75,365
Reclassifications to net income of previously deferred (gains) losses (2)	(583)	3,661	9,570	12,648
Other comprehensive income (loss)	325	94,107	(6,419)	88,013
Balance at March 31, 2018	$8,521	$(768,138)	$(222,291)	$(981,908)

(1)  Net of tax of $290, $0, $(9,862) and $(9,572), respectively.

(2)  Net of tax of $134, $0, $5,903 and $6,037, respectively.

The following table summarizes the reclassifications from AOCI to the accompanying combined statement of operations and comprehensive loss for the fiscal year ended March 31, 2018:

2018
Net unrealized gain (loss) on derivatives
Gains from cash flow hedges — foreign exchange contracts (1)	$(717)
Total before tax	(717)
Tax expense	134
Total net of tax	$(583)

Unrealized gain (loss) on foreign currency translation adjustments
Gain on disposition (2)	$3,661
Total before tax	3,661
Tax expense	—
Total net of tax	$3,661

Toshiba Nuclear Energy Holdings (US), Inc. and
Toshiba Nuclear Energy Holdings (UK) Ltd.

(Debtor-in-Possession)

Notes to Combined Financial Statements (continued)

(In thousands)

25. Accumulated Other Comprehensive Income (Loss) (continued)

2018
Pension and other postretirement benefits adjustment
Amortization of prior service cost (3)	$17
Amortization of unrecognized net loss (3)	3,943
Settlement or curtailment charges (3)	(293)
Total before tax	3,667
Tax benefit	5,903
Total net of tax	$9,570

(1)       Amount recorded to loss on foreign currency transactions, net. See Note 6 for additional information.

(2)       Foreign currency translation adjustment related to an investment in a foreign subsidiary is reclassified to income upon sale or upon complete or substantially complete liquidation of the respective entity. Amount recorded to other (expense) income, net.

(3)       Amounts reclassed out of AOCI are included in the computation of net periodic benefit costs.